UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, (C1272ACK)

Autonomous city of Buenos Aires, Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Unaudited condensed consolidated financial statements as of March 31, 2026
2.	Operating and financial review and prospects as of March 31, 2026

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of March 31, 2026.

General Hornos 690

(C1272ACK) Autonomous city of Buenos Aires

Republic of Argentina

TELECOM ARGENTINA S.A.

CONTENTS

Glossary of terms
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Financial Position
Unaudited Condensed Consolidated Income Statements
Unaudited Condensed Consolidated Statements of Comprehensive Income
Unaudited Condensed Consolidated Statements of Changes in Equity
Unaudited Condensed Consolidated Statements of Cash Flows
Notes to the Unaudited Condensed Consolidated Financial Statements

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the financial statement reader to understand certain terms as used in these unaudited condensed consolidated financial statements.

Adesol Consolidated: refers to Adesol S.A. and its subsidiaries located in Uruguay, Telemas S.A. and the following license-holding entities that operate subscriber-based television services in various localities within that country: Bersabel S.A., Audomar S.A., Dolfycor S.A., Reiford S.A., Tracel S.A., Space Energy Tech S.A., and Visión Satelital S.A.

ADR: American Depositary Receipt.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.

ANC (Autoridad Nacional de la Competencia): The decentralized antitrust agency of Argentina, which replaced the CNDC in November 2025.

ARCA (Agencia de Recaudación y Control Aduanero): Argentine Tax Collection and Customs Control Agency.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

CAPEX: Capital expenditures.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission, which was dissolved by Decree No. 810/25, published on November 17, 2025, and replaced by the ANC.

CNV (Comisión Nacional de Valores): The Argentine Securities and Exchange Commission.

CPI: National Consumer Price Index.

CVH: Cablevisión Holding S.A., controlling company of Telecom Argentina since January 1, 2018.

DFI: Derivative Financial Instrument.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund.

Fintech services: Financial technology services are activities that involve the use of innovation and technological developments for the design, offer and provision of financial products and services.

Fixed and intangible assets: Includes PP&E, Intangible assets, Goodwill, Investment Properties and Rights of use assets.

FVPL: Fair Value through Profit or Loss.

FVOCI: Fair Value through Other Comprehensive Income.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

ICT Services provided in Argentina – Personal Network: Corresponds to the operations carried out by Telecom Argentina and its subsidiaries located in Argentina except TMA (TSMA -until December 31, 2025-, Cable Imagen, PEM, Inter Radios, Personal Smarthome and NYS2) engaged in the provision of ICT services.

TELECOM ARGENTINA S.A.

ICT Services provided in Argentina – TMA Network: Corresponds to the operations carried out by the subsidiary TMA.

IFRS Accounting Standards: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

La Capital Cable: Name corresponding to an associate of Telecom Argentina, La Capital Cable S.A.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas: Name corresponding to limited company was a subsidiary until January 21, 2026, and then accounted as a joint venture namely Micro Sistemas S.A.

NYSE: New York Stock Exchange.

OPH: Name corresponding to company Open Pass Holding LLC that is a joint venture of Telecom Argentina.

Other segments: These correspond to a) ICT services provided through subsidiaries (Telecom USA, Núcleo, Televisión Dirigida, Adesol and its subsidiaries, Opalker, Ubiquo, Naperville, Saturn, Manda and RISSAU) in Paraguay, Uruguay and Chile and b) activities in the fintech industry, carried out, through subsidiaries Micro Sistemas (until January 21, 2026), Personal Envíos, CrediPay and MFH in Argentina and Paraguay.

Openxpand: Name corresponding to a joint venture of Telecom, Openxpand S.A.

Pem/ Cable Imagen/ Inter Radios/ Personal Smarthome/ NYS2/ RISSAU/ Manda/ TMA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the LGS, or were controlled by Telecom Argentina, directly or indirectly: Pem S.A.U., Cable Imagen S.R.L., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Red Intercable Satelital S.A.U., Manda S.A. and Telefónica Móviles Argentina S.A.

PP&E: Property, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

Telecom Argentina: Telecom Argentina S.A.

Telecom or the Company: Telecom Argentina and its consolidated subsidiaries.

Telecom USA/ Núcleo/ Personal Envíos/ Televisión Dirigida/ Adesol/ Opalker/ Ubiquo/ MFH/ Naperville/ Saturn/ CrediPay: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa, Micro Fintech Holding LLC, Naperville Investments LLC, Saturn Holding LLC and CrediPay S.A., respectively, companies that are directly or indirectly controlled according to the definition of the LGS.

TSMA: Name corresponding to the subsidiary merged as from January 1, 2026, with Telecom Argentina, namely Teledifusora San Miguel Arcángel S.A.

USA: United States of America.

UVA (Unidad de Valor Adquisitivo): Purchasing Value Unit, an index developed and published by the BCRA.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		March 31,	December 31,
ASSETS	Note	2026	2025
Current Assets
Cash and cash equivalents	2	675,480	513,339
Investments	2	394,285	353,568
Trade receivables		797,814	874,649
Other receivables		222,264	175,073
Inventories		67,930	87,039
Assets classified as held for sale		17,277	3,295
Total current assets		2,175,050	2,006,963
Non-Current Assets
Trade receivables		909	1,029
Other receivables		27,423	31,596
Deferred income tax assets	9	10,732	53,007
Investments	2	121,035	16,089
Goodwill	3	4,860,176	4,863,609
PP&E	4	7,349,144	7,430,160
Intangible assets	5	2,859,818	2,923,776
Right of use assets	6	801,837	795,961
Investment properties	7	69,106	69,897
Total non-current assets		16,100,180	16,185,124
TOTAL ASSETS		18,275,230	18,192,087
LIABILITIES
Current Liabilities
Trade payables		998,622	1,213,517
Borrowings	8	1,302,447	1,769,181
Salaries and social security payables		465,900	476,122
Income tax liabilities	9	375,128	73,043
Other taxes payables		244,416	266,039
Dividends payables		84	95
Leases liabilities		151,035	163,102
Other liabilities		73,256	93,206
Provisions	10	132,276	146,415
Total current liabilities		3,743,164	4,200,720
Non-Current Liabilities
Trade payables		21,657	22,232
Borrowings	8	4,185,143	4,180,770
Salaries and social security payables		62,255	64,608
Deferred income tax liabilities	9	1,271,224	1,291,390
Leases liabilities		251,779	261,858
Other liabilities		58,299	57,986
Provisions	10	463,111	469,838
Total non-current liabilities		6,313,468	6,348,682
TOTAL LIABILITIES		10,056,632	10,549,402
EQUITY
Equity attributable to Controlling Company		8,094,054	7,511,960
Equity attributable to non-controlling interest		124,544	130,725
TOTAL EQUITY(See Unaudited Condensed Consolidated Statements of Changes in Equity)		8,218,598	7,642,685
TOTAL LIABILITIES AND EQUITY		18,275,230	18,192,087

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		Three month period ended
		March 31,
	Note	2026	2025
Revenues	13	2,357,686	1,806,103
Employee benefit expenses and severance payments		(509,473)	(380,379)
Interconnection and transmission costs		(68,474)	(45,511)
Fees for services, maintenance, materials and supplies		(281,837)	(227,761)
Taxes and fees with the Regulatory Authority		(208,938)	(151,054)
Commissions and advertising		(107,647)	(94,533)
Cost of equipment and handsets	14	(72,328)	(76,006)
Programming and content costs		(134,847)	(100,646)
Bad debt expenses	10	(47,247)	(34,014)
Other operating expenses, net		(107,404)	(96,887)
Depreciation, amortization and impairment of Fixed and intangible assets		(523,733)	(450,928)
Operating income		295,758	148,384
Earnings from associates and joint ventures, and gains recognised when control of subsidiary is lost	2	37,019	122
Financial results from borrowings	15	578,726	113,556
Other financial results, net	15	52,138	20,320
Income before income tax		963,641	282,382
Income tax expense	9	(320,657)	(158,789)
Net income for the period		642,984	123,593

Attributable to:
Controlling Company		636,682	118,100
Non-controlling interest		6,302	5,493
		642,984	123,593

Earnings per share for income attributable to the Controlling Company - Basic and diluted	1.c	295.62	54.84

See Note 14 for additional information on operating expenses by function.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency – Note 1.d)

	Three month period ended
	March 31,
	2026	2025

Net income for the period	642,984	123,593

Other comprehensive income
Items that may be reclassified to profit or loss
Currency translation adjustments (no effect on Income Tax)	(67,409)	(13,579)
Gains of investment at fair value	520	5,363
Income Tax effects	(182)	(1,876)
Other comprehensive loss, net of tax	(67,071)	(10,092)

Total comprehensive income for the period	575,913	113,501

Attributable to:
Controlling Company	582,094	111,940
Non-controlling interest	(6,181)	1,561
	575,913	113,501

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency – Note 1.d)

	Owners contribution		Reserves				Other comprehensive loss	Retained earnings	Equity attributable to controlling company	Equity attributable to non-controlling interest	Total Equity
	Outstanding shares Capital nominal value	Inflation adjustment	Contribu-ted Surplus	Legal	Special reserve for IFRS implementation	Facultative (1)
Balances as of January 1, 2025	2,154	2,693,610	3,716,910	159,948	58,647	157,654	(436,104)	1,457,556	7,810,375	158,049	7,968,424
Transaction with non-controlling interest	-	-	-	-	-	-	59,773	-	59,773	(59,773)	-
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	118,100	118,100	5,493	123,593
Other comprehensive loss, net of tax	-	-	-	-	-	-	(6,160)	-	(6,160)	(3,932)	(10,092)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	(6,160)	118,100	111,940	1,561	113,501
Balances as of March 31, 2025	2,154	2,693,610	3,716,910	159,948	58,647	157,654	(382,491)	1,575,656	7,982,088	99,837	8,081,925

Balances as of January 1, 2026	2,154	2,693,610	3,582,903	232,825	58,647	1,428,166	(300,285)	(186,060)	7,511,960	130,725	7,642,685
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	636,682	636,682	6,302	642,984
Other comprehensive loss, net of tax	-	-	-	-	-	-	(54,588)	-	(54,588)	(12,483)	(67,071)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	(54,588)	636,682	582,094	(6,181)	575,913
Balances as of March 31, 2026	2,154	2,693,610	3,582,903	232,825	58,647	1,428,166	(354,873)	450,622	8,094,054	124,544	8,218,598

(1)	Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		Three month period ended
		March 31,
	Note	2026	2025
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period		642,984	123,593
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		66,869	36,893
Depreciation of PP&E	4	389,519	344,555
Amortization of intangible assets	5	64,275	43,640
Amortization of rights of use assets	6	69,245	61,717
Depreciation of Investment properties	7	791	281
Disposals of Fixed and intangible assets and Assets classified as held for sale		8,604	10,340
Earnings from associates and joint ventures, and gains recognised when control of subsidiary is lost	2	(37,019)	(122)
Financial results and others		(624,656)	(167,733)
Income tax expense	9	320,657	158,789
Income tax paid	9	(644)	(711)
Change in operating assets and liabilities, net of effects from purchase of controlled entity
Increase Trade receivables		(74,334)	(108,732)
Increase Other receivables		(50,276)	(63,561)
Increase Inventories		(3,102)	(219)
Decrease Trade payables		(22,687)	(41,275)
(Decrease) / Increase Salaries and social security payables		(711)	1,668
Increase / (Decrease) Other taxes payables		1,692	(36,590)
Increase Other Liabilities and Provisions		14,098	206
Total cash flows from operating activities		765,305	362,739
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Payments for PP&E		(439,014)	(224,856)
Payments for intangible asset acquisitions		(26,795)	(26,743)
Proceeds from the sale of PP&E and intangible assets		1,199	2,394
Payments for acquisition of subsidiary, net of cash acquired		-	(1,427,173)
Integration of contributions in joint ventures	2	(1,711)	-
Proceeds from DFI liquidations		202	119
Cash flows from losing control of a subsidiary		(41,002)	-
Proceeds from sale of investments not considered as cash and cash equivalents		154,612	11,864
Payments for investments not considered as cash and cash equivalents		(230,260)	(3,819)
Total cash flows used in investing activities		(582,769)	(1,668,214)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	8	1,022,173	1,883,100
Payment of borrowings	8	(750,043)	(333,761)
Payment of interests, DFI and related expenses	8	(148,025)	(104,495)
Payments of leases liabilities		(59,260)	(39,874)
Total cash flows from financing activities		64,845	1,404,970

NET INCREASE IN CASH AND CASH EQUIVALENTS		247,381	99,495
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		513,339	458,284
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(85,240)	(10,981)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		675,480	546,798

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

Non-cash investing and financing activities

Main non-cash transactions from the unaudited condensed consolidated statement of cash flows are the following:

	Classification of activities	Three month period ended
		March 31,
Description		2026	2025
PP&E and intangible assets acquisition financed with accounts payable	Investing	386,214	174,052
Right of use assets acquisition owed	Investing	80,224	57,933
Other receivables pending collection from PP&E sale	Investing	3,241	-
Joint venture acquisition through loss of control of subsidiary (Note 2)	Investing	114,359	-
Trade payables offset with PP&E sale	Investing	2,311	-
Issuance costs payable	Financing	293	7,035

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2026

(In millions of Argentine pesos in current currency, except as otherwise indicated)

TELECOM ARGENTINA S.A.

NOTE 1 –BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

These unaudited condensed consolidated financial statements as of March 31, 2026, and for the three month period ended on March 31, 2026, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

Therefore, these unaudited condensed consolidated financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual consolidated financial statements as of December 31, 2025 included in the Form 20F 2025, which can be consulted at the Company´s website (https://inversores.telecom.com.ar/en/quarterly-earnings.html). It should be noted that the annual consolidated financial statements have been measured in terms of current pesos as of December 31, 2025, applying the guidance in IAS 29. These unaudited condensed consolidated financial statements have been measured in terms of current pesos as of March 31, 2026, applying the guidance in IAS 29. (See Note 1.d).

We have not recast our annual consolidated financial statements to measure them in terms of current pesos as of March 31, 2026, the most recent financial period for which consolidated financial statements are available. Therefore, the annual consolidated financial statements and the unaudited condensed consolidated financial statements are not comparable.

These unaudited condensed consolidated financial statements were prepared following the same accounting policies as in the most recent annual consolidated financial statements.

As of March 31, 2026, the following are the subsidiaries included in the consolidation process and the respective equity interest owned by Telecom Argentina:

Company	Main Activity	Country	Telecom Argentina's direct/indirect interest in capital stock and votes
TMA	ICT Services and Audiovisual Communication Services	Argentina	99.999625%
Micro Sistemas (a)	Services related to the use of electronic payment media	Argentina	50.00%
Manda	Holding	Argentina	100.00%
RISSAU	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Pem	Holding	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Personal Smarthome (b)	Security solutions and services	Argentina	100.00%
NYS2 (b)	ICT Services and Audiovisual Communication Services	Argentina	100.00%
Telefónica Ingeniería de Seguridad de Argentina S.A.U.	Security solutions and services	Argentina	99.999625%
Ubiquo	Cybersecurity services and products	Chile	95.00%
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
CrediPay	Financial services	Paraguay	67.50%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol Consolidated	Holding	Uruguay	100.00%
Opalker	Cybersecurity, content platform and related services	Uruguay	100.00%
MFH	Holding	USA	100.00%
Naperville	Holding	USA	100.00%
Saturn	Holding	USA	100.00%
Telecom USA	Telecommunication services	USA	100.00%

(a)	Included in the Company’s unaudited condensed consolidated financial statements until January 21, 2026, and thereafter accounted for as a joint venture. See Note 18.a).

(b)	In April 2026, these subsidiaries initiated their liquidation process.

The preparation of these unaudited condensed consolidated financial statements in accordance with IAS 34 requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its supplementary information. Actual results may differ from these estimates.

These unaudited condensed consolidated financial statements are expressed in millions of Argentine pesos, on an accrual basis of accounting, based on historical cost restated, except for certain financial assets and liabilities (including DFI) that are measured at fair value and are prepared in current currency as of March 31, 2026.

The figures as of December 31, 2025 and for the three month period ended March 31, 2025, which are disclosed in these unaudited condensed consolidated financial statements for comparative purposes, are a result of restating the consolidated financial statements as of such dates, according to what is described in section d). When applicable, certain reclassifications were made for comparative purposes.

TELECOM ARGENTINA S.A.

As disclosed in Note 29 to our annual consolidated financial statements as of December 31, 2025, the Company has consolidated TMA as from February 24, 2025 (the “Acquisition date”), and, therefore, the results for the three month period ended March 31, 2026, are not comparable to the comparative information presented in these unaudited condensed consolidated financial statements.

These unaudited condensed consolidated financial statements contain, in addition to all disclosures required under IAS 34, some disclosures required by the LGS and/or by the CNV.

These unaudited condensed consolidated financial statements as of March 31, 2026, were authorized for issuance and approved by resolution of the Board of Directors’ meeting held on May 11, 2026.

b)	Segment information

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT Services industry (adding to the same segment the activities related to mobile services, internet services, cable television and fixed and data services, services governed by the same regulatory framework of ICT Services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries located in Argentina except TMA (stated in historic currency at the transaction date), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically allocated to a type of service, considering that Telecom Argentina has a single payroll and operating expenses that affect all services in general (non-specific). Further, decisions on CAPEX affect all the types of services provided by Telecom Argentina and its subsidiaries located in Argentina except TMA and are not allocated specifically to one of them.

Additionally, TMA is identified as a different reportable segment, “ICT Services provided in Argentina – TMA Network” corresponding to the provision of mobile and fixed telephony services, fixed broadband, and video services on a nationwide scale in Argentina, using its own networks, with its own infrastructure. The subsidiary TMA is managed as a separate business unit, and therefore, the Executive Committee and the CEO review its economic and financial information (stated in historic currency at the transaction date) separately. Regarding costs, they are not specifically allocated to a type of service, considering that TMA has a single payroll and operating expenses that affect all services in general (non-specific). Further, decisions on CAPEX affect all the types of services provided by TMA and are not allocated specifically to one of them.

Additionally, Telecom carries out activities abroad (Paraguay, USA, Uruguay and Chile).

The operations that Telecom develops abroad are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the "ICT Services provided in Argentina – Personal Network" and “ICT Services provided in Argentina – TMA Network” segments, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other segments". For the three-month period ended March 31, 2025, the “Other segments” category also included fintech activities in Argentina carried out through Micro Sistemas, as such activities did not meet the criteria to be reported as a separate operating segment.

The Executive Committee and the CEO continue to monitor these businesses to evaluate the manner in which its performance is reviewed and, eventually, its consideration as a separate reportable segment provided it complies with the requirements established by IFRS Accounting Standards to that effect.

As a result, segments as of March 31, 2026 and 2025, are the following:

-	ICT Services provided in Argentina – Personal Network.
-	ICT Services provided in Argentina – TMA Network.
-	Other segments.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures, and gains recognised when control of subsidiary is lost, and depreciation, amortization and impairment of Fixed and Intangibles Assets, reviewing this information in the currency of the date of each transaction.

Presented below is the Segment financial information for the three month periods ended March 31, 2026 and 2025:

TELECOM ARGENTINA S.A.

❑	Unaudited Condensed Consolidated Income Statement for the three-month period ended March 31, 2026

	ICT Services provided in Argentina – Personal Network			ICT Services provided in Argentina – TMA Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency
Revenues	1,383,552	44,058	1,427,610	841,999	28,787	870,786	113,001	3,712	116,713	(57,423)	2,357,686
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(309,225)	(9,534)	(318,759)	(175,731)	(5,530)	(181,261)	(9,159)	(294)	(9,453)	-	(509,473)
Fees for services, maintenance, materials and supplies	(146,486)	(7,694)	(154,180)	(98,517)	(19,375)	(117,892)	(11,447)	(375)	(11,822)	2,057	(281,837)
Taxes and fees with the Regulatory Authority	(116,875)	(3,669)	(120,544)	(81,965)	(2,726)	(84,691)	(3,586)	(117)	(3,703)	-	(208,938)
Commissions and advertising	(55,849)	(1,611)	(57,460)	(39,849)	(1,359)	(41,208)	(8,731)	(281)	(9,012)	33	(107,647)
Programming and content costs	(81,256)	(2,599)	(83,855)	(40,595)	(1,272)	(41,867)	(8,829)	(296)	(9,125)	-	(134,847)
Other operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(148,305)	(11,399)	(159,704)	(148,442)	(13,519)	(161,961)	(15,193)	(480)	(15,673)	41,885	(295,453)
Adjusted EBITDA	525,556	7,552	533,108	256,900	(14,994)	241,906	56,056	1,869	57,925	(13,448)	819,491
Depreciation, amortization and impairment of Fixed and intangible assets											(523,733)
Operating income											295,758
Earnings from associates and joint ventures, and gains recognised when control of subsidiary is lost											37,019
Financial results from borrowings											578,726
Other financial results, net											52,138
Income before income tax											963,641
Income tax expense											(320,657)
Net income											642,984

Attributable to:
Controlling Company											636,682
Non-controlling interest											6,302
											642,984

TELECOM ARGENTINA S.A.

❑	Unaudited Condensed Consolidated Income Statement for the three-month period ended March 31, 2025

	ICT Services provided in Argentina – Personal Network			ICT Services provided in Argentina – TMA Network (1)			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency
Revenues	1,028,722	380,374	1,409,096	232,475	76,586	309,061	77,954	28,806	106,760	(18,814)	1,806,103
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(228,554)	(84,719)	(313,273)	(43,490)	(14,183)	(57,673)	(6,890)	(2,543)	(9,433)	-	(380,379)
Fees for services, maintenance, materials and supplies	(124,450)	(55,463)	(179,913)	(27,058)	(8,822)	(35,880)	(10,229)	(3,780)	(14,009)	2,041	(227,761)
Taxes and fees with the Regulatory Authority	(85,919)	(31,727)	(117,646)	(21,759)	(7,095)	(28,854)	(3,322)	(1,232)	(4,554)	-	(151,054)
Commissions and advertising	(40,881)	(15,027)	(55,908)	(12,580)	(4,102)	(16,682)	(17,068)	(6,400)	(23,468)	1,525	(94,533)
Programming and content costs	(58,134)	(21,435)	(79,569)	(8,621)	(2,811)	(11,432)	(7,039)	(2,606)	(9,645)	-	(100,646)
Other operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(122,186)	(52,936)	(175,122)	(54,039)	(15,470)	(69,509)	(16,918)	(6,117)	(23,035)	15,248	(252,418)
Adjusted EBITDA	368,598	119,067	487,665	64,928	24,103	89,031	16,488	6,128	22,616	-	599,312
Depreciation, amortization and impairment of Fixed and intangible assets											(450,928)
Operating income											148,384
Earnings from associates and joint ventures, and gains recognised when control of subsidiary is lost											122
Financial results from borrowings											113,556
Other financial results, net											20,320
Income before income tax											282,382
Income tax expense											(158,789)
Net income											123,593

Attributable to:
Controlling Company											118,100
Non-controlling interest											5,493
											123,593

(1)	For the three-month period ended March 31, 2025, the information related to the segment “ICT Services provided in Argentina - TMA Network” corresponds to the period from the Acquisition Date through March 31, 2025.

TELECOM ARGENTINA S.A.

Additional information is disclosed below:

	Three month period ended
	March 31,
Revenues	2026	2025
Revenues from customers in Argentina	2,243,661	1,716,995
Revenues from foreign customers	114,025	89,108
	2,357,686	1,806,103
CAPEX
ICT Services provided in Argentina – Personal Network	292,725	181,887
ICT Services provided in Argentina – TMA Network	111,302	25,673
Other segments	29,741	26,784
	433,768	234,344

	March 31,	December 31,
Fixed and intangible assets	2026	2025
ICT Services provided in Argentina – Personal Network	13,592,828	13,614,313
ICT Services provided in Argentina – TMA Network	1,768,748	1,800,777
Other segments	578,505	668,313
	15,940,081	16,083,403
Borrowings
ICT Services provided in Argentina – Personal Network	5,434,243	5,888,188
ICT Services provided in Argentina – TMA Network	38	39
Other segments	53,309	61,724
	5,487,590	5,949,951

c)	Net Earnings per Share

Basic earnings per share is calculated by dividing the net income attributable to the Controlling Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income attributable to the Controlling Company for the period by the weighted average number of common shares issued and dilutive potential common shares at the closing of the period. Since Telecom Argentina has no dilutive potential common stock outstanding, diluted earnings per share and basic earnings per share are the same.

For the three month periods ended March 31, 2026, and 2025 the weighted average number of shares outstanding amounted to 2,153,688,011.

d)	Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of March 31, 2026.

The table below shows the evolution of the National CPI as of March 31, 2026 and 2025 and December 31, 2025 and the devaluation of the Argentine peso against the US dollar for the same years/periods:

	As of March 31, 2025	As of December 31, 2025	As of March 31, 2026

National CPI (December 2016=100)	8,353.3	10,121.4	11,077.1

Variation in prices
Annual	55.9%	31.5%	32.6%
Accumulated three months	8.6%	n/a	9.4%

Banco Nación US$/$ exchange rate	1,074.0	1,455.0	1,382.0

Variation in the Exchange rate
Annual	25.2%	41.0%	28.7%
Accumulated three months	4.1%	n/a	(5.0)%

TELECOM ARGENTINA S.A.

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2025.

e)	New Standards and Interpretations issued by the IASB

New Standards and Interpretations issued by the IASB applied

Telecom has applied the following new standards and amendments for the first time from January 1, 2026:

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IFRS 7 and 9	Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 7 and 9	Financial effects of nature-dependent electricity contracts, such as Power Purchase Agreements that rely on sources like wind and solar energy. Clarification, measurement, and disclosure.	January 1, 2026

The application of the detailed amendment did not generate any impact on the results of operations or the financial situation of Telecom.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS

	March 31,	December 31,
Cash and cash equivalents	2026	2025
Cash and Banks(1)	87,933	167,962
Time deposits	310,976	203,107
Mutual funds	276,571	142,270
Total cash and cash equivalents	675,480	513,339

(1) As of December 31, 2025 includes restricted funds for $22,384 million, corresponding to the funds to be paid to clients in Micro Sistemas.

Investments
Current
Government bonds and Notes at FVPL	369,874	323,268
Government bonds and Notes at FVOCI	23,798	29,565
Mutual funds	611	708
Others investment at amortized cost	2	27
	394,285	353,568
Non- current
Investments in associates and joint ventures(a)	120,999	16,052
Other investments	36	37
	121,035	16,089
Total investments	515,320	369,657

(a)	Information on Investments in associates and joint ventures is detailed below:

1)	Financial position information:

	March 31,	December 31,
	2026	2025
Interests in associates	6,640	6,592
Interests in joint ventures	114,359	9,460
	120,999	16,052

TELECOM ARGENTINA S.A.

Companies	Nature of relationship	Main activity	Country	Percentage of capital stock owned and voting rights (%)	Valuation as of
					03.31.26	12.31.25
La Capital Cable (1) (2)	Associate	Closed-circuit television	Argentina	50.00	6,640	6,592
OPH (1)	Joint venture	Holding	USA	50.00	10,026	9,241
Micro Sistemas (4)	Joint venture	Services related to the use of electronic payment media	Argentina	50.00	104,154	-
Openxpand (1) (3)	Joint venture	Development and provision of digital platforms	Uruguay	51.00	179	219
Total					120,999	16,052

(1)            Data about the issuer arises from extra-accounting information.

(2)            Direct and indirect interest.

(3)        As of March 31, 2026, despite owning a percentage higher than 50% of interest, the Company had joint control in accordance with the requirements of IFRS Accounting Standards.

(4)        Included in the Company’s unaudited condensed consolidated financial statements until January 21, 2026, and thereafter accounted for as a joint venture. See Note 18.a).

The evolution of investments in associates and joint ventures is as follows:

	Balances as of December 31, 2025	Acquisitions	Earnings (loss) of the period	Currency translation adjustments	Balances as of March 31, 2026
La Capital Cable	6,592	-	48	-	6,640
OPH	9,241	1,711	(948)	22	10,026
Micro Sistemas(1)	-	114,072	(7,684)	(2,234)	104,154
Openxpand	219	-	(12)	(28)	179
	16,052	115,783	(8,596)	(2,240)	120,999

	Balances as of December 31, 2024	Earnings (loss) of the period	Currency translation adjustments	Balances as of March 31, 2025
La Capital Cable	6,783	138	-	6,921
OPH	12,808	(16)	(320)	12,472
	19,591	122	(320)	19,393

(1)	Included in the Company’s unaudited condensed consolidated financial statements until January 21, 2026, and thereafter accounted for as a joint venture. See Note 18.a).

2)	Income statement information:

	Three-month period ended on
	March 31,
	2026	2025
Investments in associates	48	138
Investments in joint ventures	(8,644)	(16)
Gains recognised when control of subsidiary is lost (1)	45,615	-
	37,019	122

(1) Corresponds to the loss of control of Micro Sistemas equity interest in January 2026, see Note 18.a).

TELECOM ARGENTINA S.A.

NOTE 3 – GOODWILL

	March 31,	December 31,
	2026	2025
ICT Services provided in Argentina – Personal Network	4,823,448	4,823,448
ICT Services provided in Argentina – TMA Network	14,052	14,052
Other segments	22,676	26,109
	4,860,176	4,863,609

Movements in Goodwill are as follows:

	Three month period ended March 31,
	2026	2025
At the beginning of the year	4,863,609	4,855,662
Currency translation adjustments	(3,433)	944
At the end of the period	4,860,176	4,856,606

NOTE 4 – PP&E

	March 31,	December 31,
	2026	2025
PP&E	7,441,412	7,507,317
Allowance for obsolescence and impairment of materials	(63,430)	(46,203)
Accumulated impairment of others PP&E	(28,838)	(30,954)
	7,349,144	7,430,160

Movements in PP&E (without allowance for obsolescence and impairment of materials and accumulated impairment of others PP&E) are as follows:

	Three month period ended March 31,
	2026	2025
At the beginning of the year	7,507,317	6,300,864
Acquisitions through business combination (1)	-	1,097,097
CAPEX	398,034	207,730
Currency translation adjustments	(51,852)	(18,519)
Net carrying value of decreases	(8,459)	(10,062)
Reclassified to Assets classified as held for sale (2)	(14,109)	-
Depreciation of the period	(389,519)	(344,555)
At the end of the period	7,441,412	7,232,555

(1)	In 2025 corresponds to the acquisition of TMA.
(2)	Corresponds to real estate assets reclassified to Assets held for sale.

Movements in the allowance for obsolescence and impairment of materials are as follows:

	Three month period ended March 31,
	2026	2025
At the beginning of the year	(46,203)	(46,447)
Increases	(17,406)	(473)
Currency translation adjustments	179	70
At the end of the period	(63,430)	(46,850)

Movements in the accumulated impairment of others PP&E are as follows:

	Three month period ended March 31,
	2026	2025
At the beginning of the year	(30,954)	(19,784)
Decreases / (increases)	133	(797)
Currency translation adjustments	1,983	-
At the end of the period	(28,838)	(20,581)

TELECOM ARGENTINA S.A.

NOTE 5 – INTANGIBLE ASSETS

	March 31,	December 31,
	2026	2025
Intangible assets	2,966,583	3,030,541
Impairment allowance	(106,765)	(106,765)
	2,859,818	2,923,776

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	Three month period ended March 31,
	2026	2025
At the beginning of the year	3,030,541	2,836,571
Acquisitions through business combination (1)	-	428,731
CAPEX	35,734	26,614
Decrease through loss of control of subsidiary (2)	(33,512)	-
Currency translation adjustments	(1,905)	(1,171)
Amortization of the period	(64,275)	(43,640)
At the end of the period	2,966,583	3,247,105

(1)	In 2025 corresponds to the acquisition of TMA.
(2)	Corresponds to the loss of control of Micro Sistemas equity interest in January 2026, see Note 18.a).

NOTE 6 – RIGHT OF USE ASSETS

Movements in right of use assets are as follows:

	Three month period ended March 31,
	2026	2025
At the beginning of the year	795,961	707,353
Acquisitions through business combination (1)	-	168,262
Increases	80,224	57,933
Net carrying value of decreases	(18)	(278)
Currency translation adjustments	(5,085)	(2,237)
Amortization of the period	(69,245)	(61,717)
At the end of the period	801,837	869,316

(1)	In 2025 corresponds to the acquisition of TMA.

NOTE 7 – INVESTMENT PROPERTIES

Movements in Investment properties are as follows:

	Three month period ended March 31,
	2026	2025
At the beginning of the year	69,897	-
Acquisitions through business combination (1)	-	72,576
Depreciation of the period	(791)	(281)
At the end of the period	69,106	72,295

(1)	In 2025 corresponds to the acquisition of TMA.

NOTE 8 – BORROWINGS

	March 31,	December 31,
Current	2026	2025
Bank overdrafts – principal	193,452	373,462
Notes – principal	521,535	738,351
Bank and other financial entities loans – principal	149,103	164,869
Loans for purchase of equipment	10,211	12,630
Interest and related expenses	428,146	479,869
	1,302,447	1,769,181
Non-current
Notes – principal	2,377,994	2,303,272
Bank and other financial entities loans – principal	472,339	691,478
Loans for purchase of equipment	11,586	13,815
Interest and related expenses	1,323,224	1,172,205
	4,185,143	4,180,770
Total borrowings	5,487,590	5,949,951

TELECOM ARGENTINA S.A.

Movements in Borrowings are as follows:

	Cash items	Non-cash items	Total

At the beginning of the year			5,949,951
Proceeds from borrowings – principal	1,022,173	-	1,022,173
Payment of bank overdrafts net of proceeds	(148,102)	-	(148,102)
Issuance costs payable	-	(293)	(293)
Payment of borrowings – principal	(601,941)	-	(601,941)
Payment of interests and related expenses	(147,939)	-	(147,939)
Payment of DFI	(86)	-	(86)
Decrease through loss of control of subsidiary (1)	-	(46)	(46)
Accrued interest and other financial cost	-	127,970	127,970
Foreign currency exchange gains	-	(706,723)	(706,723)
Currency translation adjustments	-	(7,374)	(7,374)
Total at 03.31.26	124,105	(586,466)	5,487,590

(1)	Corresponds to the loss of control of Micro Sistemas equity interest in January 2026, see Note 18.a).

	Cash items	Non-cash items	Total

At the beginning of the year			4,143,463
Proceeds from borrowings – principal	1,756,807	-	1,756,807
Proceed from bank overdrafts net of payment	126,293	-	126,293
Issuance costs payable	-	(7,035)	(7,035)
Payment of borrowings – principal	(333,761)	-	(333,761)
Payment of interests and related expenses	(104,453)	-	(104,453)
Payment of DFI	(42)	-	(42)
Accrued interest and other financial cost	-	57,224	57,224
Foreign currency exchange gains	-	(170,637)	(170,637)
Currency translation adjustments	-	(3,506)	(3,506)
Total at 03.31.25	1,444,844	(123,954)	5,464,353

Recent developments of Borrowings for the three-month period ended March 31, 2026, are detailed below:

a)	Telecom Argentina's Notes

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
27	US$	600	01/2026	01/2036	In two installments of: - 50% 01/2035 - 50% 01/2036	Annual fixed rate of 8.50%	Semiannually
28	US$	81	03/2026	03/2029	In one installment at maturity date	Annual fixed rate of 6.50%	Semiannually

As of the issuance date of these unaudited condensed consolidated financial statements, Telecom Argentina has used part of the Series 27 Notes funds obtained for:

(i)	fully prepay the loans related to the acquisition of TMA as described in Note 14 to the annual consolidated financial statements for a total amount of US$182 million, plus accrued interest, which was completed on January 27, 2026;

(ii)	fully prepay Series 1 Notes, maturing in July 2026 for a total amount of US$164 million, plus accrued interest, which was completed on February 25, 2026;

(iii)	fully prepay the loan with Banco Macro S.A. maturing in July 2028 for a total amount of $100,000 million, plus accrued interest and precancellation fees for $12,211 million, which was completed on April 7, 2026;

(iv)	fully prepay the loan with Banco BBVA Argentina S.A. maturing in January 2028 for a total amount of $50,000 million, plus accrued interest and precancellation fees for $5,302 million, which was completed on April 8, 2026; and

(v)	fully prepay the loan with Banco de la Nación Argentina S.A. maturing in August 2026 for a total amount of $25,000 million, plus accrued interest and precancellation fees for $8,644 million, which was completed on April 17, 2026.

TELECOM ARGENTINA S.A.

The unused funds obtained from Series 27 and Series 28 Notes unused until the issuance of these unaudited condensed consolidated financial statements will be used for partially or fully pay borrowings.

b)	Compliance with covenants

As of the date of issuance of these unaudited condensed consolidated financial statements, Telecom Argentina complies with: a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the outstanding loan agreements as of March 31, 2026, and is also in compliance with the rest of the covenants established.

NOTE 9 – INCOME TAX AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Movements in Income tax liabilities are as follows:

	Three month period ended
	March 31,
	2026	2025
At the beginning of the year	73,043	6,565
Current income tax expense	335,982	316,821
Payments	(644)	(711)
RECPAM and currency translation adjustments	(18,143)	(13,761)
Income tax withholdings	(15,110)	(52,256)
At the end of the period	375,128	256,658

Movements in Deferred Income tax assets/ (liabilities), net are as follows:

	Three month period ended
	March 31,
	2026	2025
At the beginning of the year	(1,238,383)	(1,983,542)
Increases in Deferred tax	15,325	158,032
Currency translation adjustments	(2,399)	1,846
Other comprehensive income	(182)	(1,876)
Acquisitions through business combination (1)	-	431,898
Decrease through loss of control of subsidiary (2)	(34,853)	-
At the end of the period	(1,260,492)	(1,393,642)

Net deferred tax assets	10,732	434,555
Net deferred tax liabilities	(1,271,224)	(1,828,197)

(1)	In 2025 corresponds to the acquisition through business combination of TMA.
(2)	Corresponds to the loss of control of Micro Sistemas equity interest in January 2026, see Note 18.a).

As of March 31, 2026, Telecom has cumulative tax loss carryforwards of $375 million that calculated considering statutory income tax rate, represent a deferred tax asset of $93 million.

Income tax benefit (expense) differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Three month period ended
	March 31,
	2026	2025
	Profit (loss)
Income before income tax	963,641	282,382
Non-taxable items – Earnings from associates and joint ventures, and gains recognised when control of subsidiary is lost	(37,019)	(122)
Non-taxable items – Other	284	7,998
Restatement in current currency of Equity, goodwill and other	452,237	281,854
Subtotal	1,379,143	572,112
Average statutory income tax rate	34.46%	34.48%
Income tax expense at statutory tax rate of each company	(475,287)	(195,310)
Deferred tax liability restatement in current currency and other	249,667	178,012
Income tax inflation adjustment	(93,096)	(137,705)
Income tax on cash dividends of foreign companies	(1,941)	(3,786)
Income tax expense	(320,657)	(158,789)

Current tax	(335,982)	(316,821)
Deferred tax	15,325	158,032
Income tax expense	(320,657)	(158,789)

TELECOM ARGENTINA S.A.

NOTE 10 – PROVISIONS AND ALLOWANCES

a)	Deducted from assets

The evolution of the allowances deducted from assets is detailed below:

	Trade receivables		Other receivables		Inventories
	03.31.26	03.31.25	03.31.26	03.31.25	03.31.26	03.31.25
At the beginning of the year	(296,500)	(136,378)	(2,624)	(1,943)	(15,541)	(11,207)
Increases	(47,247)	(34,014)	(287)	(130)	(2,062)	(1,479)
Acquisitions through business combination (1)	-	(141,828)	-	-	-	(3,754)
Decrease through loss of control of subsidiary (2)	20	-	770	-	-	-
Uses and others	14,615	17,378	-	-	156	227
RECPAM and currency translation adjustments	28,044	15,510	163	121	11	-
At the end of the period	(301,068)	(279,332)	(1,978)	(1,952)	(17,436)	(16,213)

(1)	In 2025 corresponds to the acquisition of TMA.
(2)	Corresponds to the loss of control of Micro Sistemas equity interest in January 2026, see Note 18.a).

b)	Provisions

The evolution of provisions is as follows:

	Legal Claims and contingent liabilities		Asset retirement obligations		Total provisions
	03.31.26	03.31.25	03.31.26	03.31.25	03.31.26	03.31.25
Current provisions
At the beginning of the year	134,600	5,592	11,815	-	146,415	5,592
Capital - Other operating costs, net	119	32	-	-	119	32
Acquisitions through business combination (1)	-	16,610	-	4,444	-	21,054
Payments	(10,288)	(9,408)	-	-	(10,288)	(9,408)
Reclassifications	9,188	35,573	-	1	9,188	35,574
RECPAM, currency translation adjustments and others	(12,169)	(509)	(989)	(160)	(13,158)	(669)
Total current provisions	121,450	47,890	10,826	4,285	132,276	52,175

Non-current provisions
At the beginning of the year	365,233	32,837	104,605	43,251	469,838	76,088
Capital - Other operating costs, net	16,061	8,704	-	-	16,061	8,704
Capital - Right-of-use assets	-	-	63	10,476	63	10,476
Increase - Other interest, net	22,267	13,359	4,234	1,447	26,501	14,806
Acquisitions through business combination (1)	-	211,640	-	66,195	-	277,835
Decrease through loss of control of subsidiary (2)	(349)	-	-	-	(349)	-
Payments	(1)	(28)	-	-	(1)	(28)
Reclassifications	(9,188)	(35,573)	-	(1)	(9,188)	(35,574)
RECPAM, currency translation adjustments and others	(30,499)	(9,099)	(9,315)	(5,938)	(39,814)	(15,037)
Total non-current provisions	363,524	221,840	99,587	115,430	463,111	337,270
Total provisions	484,974	269,730	110,413	119,715	595,387	389,445

(1)	In 2025 corresponds to the acquisition of TMA.
(2)	Corresponds to the loss of control of Micro Sistemas equity interest in January 2026, see Note 18.a).

TELECOM ARGENTINA S.A.

NOTE 11 – ADDITIONAL INFORMATION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of March 31, 2026, and December 31, 2025 are the following:

	03.31.26	12.31.25
	In equivalent millions of Argentine pesos
Assets	429,122	629,424
Liabilities	(5,543,027)	(5,950,213)
Net Liabilities	(5,113,905)	(5,320,789)

Offsetting of financial assets and financial liabilities

The following table presents financial assets and liabilities that are offset as of March 31, 2026, and December 31, 2025:

	As of March 31, 2026
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	869,801	99,809	(1,091,357)	(14,508)
Offsetting	(71,078)	(10,517)	71,078	10,517
Current and non-current assets (liabilities) – Book value	798,723	89,292	(1,020,279)	(3,991)

	As of December 31, 2025
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	942,328	67,346	(1,302,399)	(32,521)
Offsetting	(66,650)	(7,522)	66,650	7,522
Current and non-current assets (liabilities) – Book value	875,678	59,824	(1,235,749)	(24,999)

Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of March 31, 2026, and December 31, 2025, and the level of hierarchy are listed below:

TELECOM ARGENTINA S.A.

As of March 31, 2026	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	277,182	-	277,182
Government bonds (1) (2)	393,672	-	393,672
Other receivables: Compensation received for company acquisitions (3)	-	1,406	1,406
Non-current Assets
Other receivables: Compensation received for company acquisitions (3)	-	1,810	1,810
Total assets	670,854	3,216	674,070
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	-	767	767
Total liabilities	-	767	767

As of December 31, 2025	Level 1	Level 2	Level 3	Total
Assets
Current Assets
Mutual Funds (1) (2)	142,979	-	-	142,979
Government bonds (1) (2)	352,833	-	-	352,833
Other receivables: Compensation received for company acquisitions (3)	-	1,508	-	1,508
Other receivables: Loans granted - fintech businesses (4)	-	-	7,646	7,646
Other receivables: DFI (5)	-	184	-	184
Non-current Assets
Other receivables: Compensation received for company acquisitions (3)	-	2,068	-	2,068
Total assets	495,812	3,760	7,646	507,218
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	-	861	-	861
Total liabilities	-	861	-	861

(1)	The Mutual funds are included in Cash and cash equivalents and Investments. The Government bonds are included in Investments.
(2)	The fair value is based on information obtained from active markets and corresponds to quoted market prices as of period-end. A market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
(3)	The fair value was determined by the variation between the quoted values of certain public securities in foreign currency and Argentine pesos.
(4)	In 2025, the subsidiary Micro Sistemas, as part of its liquidity management strategy, derecognized its consumer loan portfolio through a non-recourse sale, transferring the related contractual rights in a manner that met the requirements for derecognition under IFRS 9. As the transfer was carried out on a non-recourse basis, the Company retained no continuing involvement and therefore has no future exposure to credit risk. These financial assets had been measured at FVPL. The fair value of the portfolio sold was determined using a discounted cash-flow approach, applying the discount rate specific to each loan.
(5)	The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. The techniques used for the measurement of financial instruments, are detailed below: a) DFI for forward purchases of US dollars, corresponds to the variation between the market prices at the end of the fiscal year and the time of agreement.

In relation to the fair values set forth above, as of March 31, 2026, there were no changes in the methods and assumptions used with respect to what was reported in Note 23 to the annual consolidated financial statements as of December 31, 2025.

The Company also has certain financial instruments that are not measured at fair value for which the book value approximates their fair value, except for:

Borrowings

As of March 31, 2026, the fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	4,494,070	4,532,412
Other borrowings	993,520	990,185
	5,487,590	5,522,597

TELECOM ARGENTINA S.A.

The fair value of the loans was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	For the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

NOTE 12 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $1,574,388 million (of which $392,691 million corresponds to Fixed and Intangible Assets commitments) and $1,711,750 million (of which $426,624 million corresponds to Fixed and Intangible Assets commitments) as of March 31, 2026 and December 31, 2025, respectively. These purchase commitments include those that contain “take or pay” clauses, which force the buyer to purchase a quantity of a product or service in a period, usually annually, or, alternatively, to pay that amount even if it has not been taken or accepted to receive it.

The table below details commitments within one year and beyond one year:

	March 31,	December 31,
	2026	2025
Committed within one year	774,124	805,643
Committed beyond one year	800,264	906,107
	1,574,388	1,711,750

NOTE 13 – REVENUES

	Three month period ended
	March 31,
	2026	2025
Mobile Services	1,235,803	822,400
Internet Services	508,925	427,398
Cable Television Services	249,042	228,977
Fixed and Data Services	268,833	207,296
Other services revenues	12,636	16,792
Subtotal services revenues	2,275,239	1,702,863
Equipment revenues	82,447	103,240
Total Revenues	2,357,686	1,806,103

NOTE 14 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $2,061,928 million and $1,657,719 million for the three month periods ending March 31, 2026 and 2025, respectively.

The main components of the operating expenses are the following:

	Three month period ended
	March 31,
	2026	2025
Cost of equipment	Profit (loss)
Inventory balance at the beginning of the year (1)	(102,580)	(98,228)
Plus:
Acquisitions through business combination (2)	-	(85,078)
Purchases	(57,423)	(66,917)
Other	2,061	1,644
Less:
Inventory balance at the end of the period (1)	85,614	172,573
	(72,328)	(76,006)

(1) Without considering allowance for obsolescence.

(2) In 2025 it corresponds to the acquisition of TMA.

TELECOM ARGENTINA S.A.

Operating expenses, disclosed by function for the three month periods ended March 31, 2026 and 2025 are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Other expenses	Total	Total
					03.31.26	03.31.25
Employee benefit expenses and severance payments	(264,503)	(108,477)	(136,493)	-	(509,473)	(380,379)
Interconnection costs and transmission costs	(68,474)	-	-	-	(68,474)	(45,511)
Fees for services, maintenance, materials and supplies	(124,201)	(61,428)	(96,208)	-	(281,837)	(227,761)
Taxes and fees with the Regulatory Authority	(203,225)	(1,846)	(3,867)	-	(208,938)	(151,054)
Commissions and advertising	-	-	(107,647)	-	(107,647)	(94,533)
Cost of equipment and handsets	(72,328)	-	-	-	(72,328)	(76,006)
Programming and content costs	(134,847)	-	-	-	(134,847)	(100,646)
Bad debt expenses	-	-	(47,247)	-	(47,247)	(34,014)
Other operating expenses, net	(65,691)	(24,030)	(17,683)	-	(107,404)	(96,887)
Depreciation, amortization and impairment of Fixed and intangible assets	(415,360)	(54,750)	(53,720)	97	(523,733)	(450,928)
Total as of 03.31.26	(1,348,629)	(250,531)	(462,865)	97	(2,061,928)
Total as of 03.31.25	(1,113,160)	(186,541)	(357,196)	(822)		(1,657,719)

NOTE 15 – FINANCIAL RESULTS

	Three month period ended
	March 31,
	2026	2025
Interests on borrowings	(128,619)	(65,107)
Remeasurement in borrowings (1)	649	7,883
Foreign currency exchange gains on borrowings (2)	706,696	170,780
Total financial results from borrowings	578,726	113,556
Fair value gains (losses) on financial assets at FVPL	9,930	(10,886)
Other foreign gains currency exchange gains	12,332	18,084
Other interests, net	(6,288)	(12,509)
Other taxes and bank expenses	(28,728)	(23,893)
Financial expenses on pension benefits	(1,461)	(243)
Financial discounts on assets, debts and others	(19,060)	2,789
RECPAM	85,413	46,978
Total other financial results, net	52,138	20,320
Total financial results, net	630,864	133,876

(1) Related to Notes issued in UVA.

(2) Includes $(27) million and $143 million corresponding to net income (losses) generated by DFI for the three month period ended March 31, 2026 and 2025, respectively.

NOTE 16 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Controlling Company

CVH is the controlling company of Telecom Argentina.

TELECOM ARGENTINA S.A.

b)	Balances with Related parties

• Associates and joint venture

CURRENT ASSETS	Kind of related party	March 31,	December 31,
Trade receivables		2026	2025
OPH	Joint venture	96	106
Micro Sistemas	Joint venture	38	-
		134	106
Other receivables
OPH	Joint venture	6	-
Micro Sistemas	Joint venture	22,829	-
		22,835	-

CURRENT LIABILITIES		March 31,	December 31,
Trade payables		2026	2025
La Capital Cable	Associate	985	873
OPH	Joint venture	13	1,164
Micro Sistemas	Joint venture	1,009	-
		2,007	2,037
Other liabilities
Micro Sistemas	Joint venture	883	-
		883	-

• Other Related parties

CURRENT ASSETS	March 31,	December 31,
Trade receivables	2026	2025
Other related parties	3,994	3,152
	3,994	3,152
Other receivables
Other related parties	2,498	16
	2,498	16
CURRENT LIABILITIES
Trade payables
Other related parties	13,297	20,242
	13,297	20,242

c)	Transactions with Related parties

• Associates and joint ventures

	Transaction	Kind of related party	Three month period ended
			March 31,
			2026	2025
			Profit (loss)
			Revenues
La Capital Cable	Other services revenues	Associate	33	41
Otamendi Cable Color S.R.L.	Other services revenues	Associate	1	-
Micro Sistemas	Other services revenues	Joint venture	746	-
OPH	Other services revenues	Joint venture	281	170
			1,061	211
			Operating costs
La Capital Cable	Fees for services	Associate	(600)	(656)
Micro Sistemas	Other operating costs	Joint venture	(2,412)	-
			(3,012)	(656)

TELECOM ARGENTINA S.A.

•        Other Related parties

	Transaction	Three month period ended
		March 31,
		2026	2025
		Profit (loss)
		Revenues
Other related parties	Other services revenues	1,744	2,805
		1,744	2,805
		Operating costs
Other related parties	Programming costs	(12,843)	(13,697)
Other related parties	Editing and distribution of magazines	(915)	(1,105)
Other related parties	Advisory services	(5,811)	(3,144)
Other related parties	Advertising purchases	(535)	(314)
Other related parties	Other purchases and commissions	(3,218)	(4,674)
		(23,322)	(22,934)

The transactions discussed above were made on arm length transaction basis. When Telecom Argentina’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

NOTE 17 – REGULATORY IMPACT OF THE ACQUISITION OF TMA (“THE ACQUISITION”)

As of the date of these unaudited condensed consolidated financial statements, Telecom Argentina has duly and timely made all required presentations related to the acquisition of TMA and has initiated the necessary proceedings before the CNDC and ENACOM in order to obtain (i) the antitrust approval from the Secretary of Industry and Commerce (or from any succeeding enforcement authority under Law No. 27,442, as applicable) for the economic concentration resulting from the Acquisition, and (ii) the approval of ENACOM to the change of control that occurred in TMA as a consequence of the Acquisition. The filing before the CNDC was made on March 3, 2025, while the filing before ENACOM was made on March 7, 2025, both in accordance with the applicable regulatory framework.

Both administrative procedures are currently underway. On March 21, 2025, the Secretary of Industry and Commerce issued the Resolution No. 63/2025, requiring Telecom Argentina as a provisional measure in accordance with Article 44 of Law No. 27,442, to refrain, for a period of six months or until the Secretary of Industry and Commerce issues a decision pursuant to Article 14 of Law No. 27,442 either approving or subordinating the acquisition to the fulfillment of conditions, or denying authorization of the transaction—whichever occurs first—from carrying out any legal, corporate or commercial act relating directly or indirectly to the integration or consolidation of TMA’s businesses with Telecom Argentina. This included any initiative that entails integrating TMA’s equipment with that of Telecom Argentina, as well as any exchange of competitively sensitive information with TMA, such as prices and pricing strategies, costs and margins, business plans and commercial strategies, information on customers and suppliers, investment plans, among others. Telecom Argentina must also respect the agreements regarding the reciprocal use of infrastructure previously entered into between Telecom Argentina and TMA. The Resolution does not modify the manner in which Telecom Argentina and TMA operate. As of the date of these unaudited condensed consolidated financial statements, TMA operates as an independent business under a separate business segment from “ICT Services provided in Argentina – Personal Network”, and the members of the Board of Directors and the management of Telecom Argentina and TMA are independent of each other.

On April 6, 2025, Telecom Argentina filed an appeal before the Secretary of Industry and Commerce and the CNDC against the Resolution No. 63/2025, as well as against the note from the Secretary of Industry and Commerce dated March 27, 2025 to the CNDC appointing a monitoring agent for the Telecom Argentina and TMA to oversee compliance with the measure. On June 5, 2025, Telecom Argentina was notified of the decision issued by Chamber III of the Federal Civil and Commercial Court of Appeals, which granted the appeal with suspensive effect and ordered the Secretary of Industry and Commerce to refrain from adopting any measure that would contravene the suspensive effect with which the appeal was granted.

TELECOM ARGENTINA S.A.

In addition, on June 19, 2025, Telecom Argentina was notified of a resolution by the Secretary of Industry and Commerce that included (i) a statement of objection to the transaction (“Preliminary Objection Report”); (ii) a request for Telecom Argentina to present its arguments against the objections within 15 days, and (iii) a call for a special hearing to consider the measures proposed by Telecom Argentina to overcome these objections.

This resolution does not represent a final resolution or the imposition of penalties, but rather a procedural stage affording the parties the opportunity to exercise their right of defense, submit responses, or propose commitments to mitigate potential anticompetitive effects.

Telecom Argentina believes that the aforementioned Preliminary Objection Report was issued and notified prematurely, at an early stage of the process, without all the necessary information being considered and before all relevant procedures established under the antitrust laws were completed. In this regard, Telecom Argentina does not agree with the preliminary conclusions expressed in the Preliminary Objection Report and has focused on analyzing all CNDC statements therein and submitting all appropriate presentations and technical data in response to the report (including Form F-2 as required by antitrust law, which was submitted by Telecom Argentina on June 29, 2025) to advance the review process and obtain the relevant approvals.

On August 5, 2025, Telecom Argentina duly and timely submitted its response to the Preliminary Objection Report issued by the CNDC. Together with that submission, and without this being construed in any way as an acknowledgment that the transaction raises an antitrust concern, Telecom Argentina expressed its willingness, as a procedural safeguard contemplated under Law No. 27,442, to consider potential commitments to address the provisional concerns outlined in the Preliminary Objection Report, should the authorities deem it necessary. Telecom Argentina believes that any such potential commitments, if required, would be limited, proportionate, and would not have a material adverse effect on Telecom Argentina’s business, financial condition, or ability to meet its financial obligations.

Subsequently, the CNDC held the special hearing provided for in Article 14 of Law No. 27,442. The first hearing took place on September 19, 2025, and the second hearing on October 6, 2025, at which time the CNDC decided to adjourn the proceedings, leaving their continuation subject to the CNDC’s evaluation of the observations and submissions previously made by Telecom Argentina, as well as of the information still pending submission by third parties at the CNDC’s request.

On November 17, 2025, pursuant to Decree No. 810/2025, the Argentine government established the ANC, a decentralized and autonomous entity that replaced the CNDC. The ANC became operational upon the appointment of its authorities in accordance with Law No. 27,442, which designates the ANC as the body responsible for protecting and promoting competition and safeguarding the general economic interest. As a result, the regulatory review of the Acquisition is conducted under the supervision of the ANC.

On December 23, 2025, Chamber III of the National Court of Appeals in Civil and Commercial Matters issued its decision regarding the appeal filed by Telecom Argentina against Resolution No. 63/2025 of the Secretary of Industry and Commerce. The Court held that it had become moot to rule on the appeal, given that at the time the judgment was rendered, the precautionary measure had already expired. In this regard, the Chamber expressly stated that no evidence had been submitted in the case file demonstrating an extension of the precautionary measure and therefore concluded that there was no longer an existing case or controversy that would warrant consideration of the appeal. The Argentine Government filed a Federal Extraordinary Appeal against this resolution, which has been notified to Telecom Argentina on February 23, 2026. Telecom Argentina has duly responded within the established timeframe, requesting that the appeal be dismissed as inadmissible.

Likewise, on that same date, a new hearing was held within the framework of the procedure established in Article 14 of Law No. 27,442 before the ANC, which constituted a continuation of the previously mentioned hearings. With this hearing, the hearing stage was deemed concluded, leaving the case under review by the ANC for the issuance of the corresponding resolution within the framework of the operation’s review process, having concluded the stage of submissions and hearings contemplated in the procedure.

Telecom Argentina will exercise all rights available to it to review or challenge any decisions that it considers to be inconsistent with applicable Argentine law or the actual competitive conditions in each relevant market and jurisdiction.

Although there can be no assurance regarding the outcome of the post-closing review of the Acquisition by regulatory authorities, Telecom Argentina and its legal advisors have arguments to support its position.

TELECOM ARGENTINA S.A.

NOTE 18 – RECENT DEVELOPMENTS CORRESPONDING TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2026

a)	Agreement between Telecom Argentina, MFH and Micro Sistemas with Banco Macro S.A.

On January 22, 2026, Telecom Argentina and its direct and indirect subsidiaries MFH and Micro Sistemas have entered into a framework agreement with Banco Macro S.A. (“Banco Macro”) aimed at fostering the growth and expansion of the business of Micro Sistemas, a payment services provider operating under the “Personal Pay” brand.

This strategic alliance will enable the development of a differentiated and comprehensive value proposition for customers operating on the “Personal Pay” platform, while also expanding the range of financial products and services offered to a broader customer base, supported by Banco Macro’s leading position in the financial sector.

For these purposes, Banco Macro will contribute its expertise in financial products, while Micro Sistemas will contribute its extensive base of active customers and recurring use cases with genuine transaction activity, thereby promoting a more efficient and broader market with customers at its core.

Pursuant to this agreement, Banco Macro made a capital contribution and, therefore, subscribed for shares representing 50% of the share capital and voting rights of Micro Sistemas, for an amount in pesos equivalent to US$75 million.

As a result of this transaction, Telecom no longer holds the majority of the voting rights required to exercise control over Micro Sistemas and, accordingly, when control of a subsidiary is lost, a gain or loss is recognised on the portion of the retained interest in addition to the gain or loss on the portion no longer owned (full gain recognition) of $45,615 million, which is presented under the line item “Earnings from associates and joint ventures, and gains recognised when control of subsidiary is lost” in the unaudited condensed consolidated income statements.

Consequently, as of January 22, 2026, Telecom’s interest in Micro Sistemas amounts to 50%, and given that joint control exists, the investment in this company is measured and presented in these unaudited condensed consolidated financial statements as a joint venture.

The transaction is subject to the corresponding approval by the National Antitrust Authority, in accordance with applicable regulations.

b)	Regulatory Framework – Universal Service Fund (FFSU)

With reference to the information disclosed in Notes 2.d) ii) 1) and 29 to our annual consolidated financial statements as of December 31, 2025, on January 22, 2026 Telecom Argentina and TMA expressed their intention to adhere to the payment plan established by ENACOM, with the purpose of aligning its situation within the framework set forth by Resolution No. 3/2026 with respect to the matters included therein.

On March 30, 2026, Telecom Argentina and TMA received notification of the final amount of the debt, which was assessed in terms of its economic convenience, taking advantage of the opportunity for a significant reduction in the interest applied to the recognized debts contemplated under the regime. Consequently, Telecom Argentina and TMA confirmed their final adherence to the Payment Facilities Plan.

In this regard, on April 6, 2026, total payments of $24,739 million and $30,107 million were made, corresponding to Telecom Argentina and TMA, respectively. Of this total, $21,670 million and $28,825 million attributable to Telecom Argentina and TMA, respectively, are related to FFSU and include $8,239 million and $10,246 million in interest, respectively. The remaining payments correspond to balance differences identified during audit processes and to fines arising from sanctions imposed under compliance with regulatory requirements, as well as other costs. This thereby resolves the contingency identified in Notes 2.d) ii) 1) and 29 of the annual consolidated financial statements.

c)	Income tax - Actions for recourse filed with the Tax Authority – Telecom Argentina

In relation to the information disclosed in Note 13 to our annual consolidated financial statements as of December 31, 2025, regarding fiscal year 2009, during the period the principal tax liability plus accrued interest from ARCA was settled.

TELECOM ARGENTINA S.A.

Consequently, during the three-month period ended March 31, 2026, Telecom Argentina recognized the credit related to interest of $355 million.

As of the date of these unaudited condensed consolidated financial statements, the outstanding receivable amounts to $453 million ($98 million corresponding to the claimed principal and $355 million to interest).

NOTE 19 – SUBSEQUENT EVENTS

a)	Provisions of the Telecom Argentina Ordinary and Extraordinary Shareholders’ meeting

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2026, the shareholders of Telecom Argentina decided, among other:

(i)   To approve the Board of Directors’ proposal stated in current currency as of March 31, 2026 using the National Consumer Price Index pursuant to CNV Resolution No. 777/18 in connection with the Accumulated retained losses as of December 31, 2025 for $(135,642) million in current currency as of March 31, 2026: (a) absorb the amount of $135,642 million in current currency as of March 31, 2026 to “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level”; and (b) to reclassify the amount of $126,397 million in current currency as of March 31, 2026 from “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” and to be charged against the “Contributed Surplus”; and

(ii)  to delegate on the Board of Directors the power to reverse, before December 31, 2026 the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” in an amount that allows distribution of dividends in cash or in non-cash or any combination of both options, for up to the maximum amount of distribution of US$ 300 million.

b)	Provisions of the Núcleo General Ordinary Shareholders’ meeting

The Núcleo General Ordinary Shareholders’ meeting held on April 23, 2026, among other issues, approved the distribution of dividends of 670,000 million of Guaraníes (equivalent to approximately $145,050 million as of the date of the meeting), corresponding to Unallocated earnings from previous years, of which 452,250 million of Guaraníes (equivalent to approximately $97,909 million) correspond to Telecom Argentina and 217,750 million of Guaraníes (equivalent to approximately $47,141 million) correspond to the non-controlling shareholder. The mentioned dividends will be available to shareholders during the first semester of 2026.

Carlos Moltini
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2026

(In millions of Argentine pesos in current currency - except per share data in Argentine pesos in current currency- or as expressly indicated)

1.	General considerations

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this operating and financial review and prospects discloses the comparative balances set forth below, restated to current currency as of March 31, 2026.

The table below shows the evolution of the National CPI and the Banco Nación U.S. dollar exchange rate used for the preparation of this operating and financial review and prospects, discussed in Note 1.d) to the unaudited condensed consolidated financial statements:

	As of March 31, 2025	As of December 31, 2025	As of March 31, 2026

National CPI (December 2016=100)	8,353.3	10,121.4	11,077.1

Variation in prices
Annual	55.9%	31.5%	32.6%
Accumulated three months	8.6%	n/a	9.4%

Banco Nación US$/$ exchange rate	1,074.0	1,455.0	1,382.0

Variación del tipo de cambio
Annual	25.2%	41.0%	28.7%
Accumulated three months	4.1%	n/a	(5.0)%

As disclosed in Note 29 to our annual consolidated financial statements as of December 31, 2025, the Company has consolidated TMA as from February 24, 2025 (the “Acquisition date”), and, therefore, the results for the three month period ended March 31, 2026, are not comparable to the comparative information presented in this Operating and financial review and prospects.

TELECOM ARGENTINA S.A.

2.	Telecom’s activities for the three-month period ended March 31, 2026 (“1Q26”) and 2025 (“1Q25”)

	1Q26	1Q25	Variation
	$ million		$ million	%
Revenues	2,357,686	1,806,103	551,583	30.5
Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets)	(1,538,195)	(1,206,791)	(331,404)	27.5
Depreciation, amortization and impairment of Fixed and intangible assets	(523,733)	(450,928)	(72,805)	16.1
Operating income	295,758	148,384	147,374	99.3
Earnings from associates and joint ventures, and gains recognised when control of subsidiary is lost	37,019	122	36,897	n/a
Financial results, net	630,864	133,876	496,988	n/a
Income tax expense	(320,657)	(158,789)	(161,868)	101.9
Net income for the period	642,984	123,593	519,391	n/a

Net income attributable to:
Controlling Company	636,682	118,100	518,582	n/a
Non-controlling interest	6,302	5,493	809	14.7
	642,984	123,593	519,391	n/a

Earnings per share for income attributable to the Controlling Company - Basic and diluted	295.62	54.84

Adjusted EBITDA(1)	819,491	599,312	220,179	36.7

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net income, less income tax, financial results (Financial results from borrowings and other financial results, net), earnings from associates and joint ventures, and gains recognised when control of subsidiary is lost, and depreciation, amortization and impairment of Fixed and intangible assets. For further information on the use of adjusted EBITDA, see “Adjusted EBITDA”.

In 1Q26, net income amounted to P$642,984 million compared to P$123,593 million in 1Q25, representing 27.3% and 6.8% of consolidated revenues in 1Q26 and 1Q25, respectively.

The increase in net income in 1Q26 was mainly due to an increase in financials gains and higher earnings from associates and joint ventures, and gains recognised when control of subsidiary is lost for P$533,885 million and an increase of P$147,374 million in operating income, partially offset by a higher income tax expense of P$161,868 million.

Net income attributable to controlling company amounted to P$636,682 million in 1Q26 compared to P$118,100 million in 1Q25.

It should be noted that the variations are partially explained by the fact that 1Q26 includes the full results for TMA for the quarter, whereas 1Q25 includes only the results from the acquisition date. The results of 1Q26 contain an income of P$82,055 million corresponding to the consolidation of TMA’s results (excluding the effects of intercompany transactions), while in 1Q25 such consolidation generated a loss of P$28,715 million.

During 1Q26 revenues increased 30.5% compared to 1Q25, amounting to P$2,357,686 million compared to P$1,806,103 million in 1Q25. The increase in revenues was mainly due to effect of the consolidation of TMA’s results of P$561,725 million (excluding the effects of intercompany transactions) when comparing 1Q26 for the full period with 1Q25 from the Acquisition date. As a result of the restatement in current currency as of March 31, 2026, revenues included a restatement effect of P$74,849 million and P$480,937 million in 1Q26 and 1Q25, respectively. For further information about revenue see “Explanations by segments” below.

TELECOM ARGENTINA S.A.

Total operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets totaled P$1,538,195 million in 1Q26, representing an increase of P$331,404 million or 27.5% compared to 1Q2025. The increase was mainly due to the effect of the consolidation of TMA’s results of P$408,850 million (excluding the effects of intercompany transactions) when comparing 1Q26 for the full period with 1Q25 from the Acquisition date. As a result of the restatement in current currency as of March 31, 2026, the restatement effect included in operating costs without depreciation, amortization and impairment of Fixed and intangible Assets amounted to P$79,591 million and P$331,639 million in 1Q26 and 1Q25, respectively. For further information regarding operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets see “Explanations by segments” below.

Depreciation, amortization and impairment of Fixed and Intangible Assets

Depreciation, amortization and impairment of Fixed and Intangible Assets amounted to P$523,733 million in 1Q26, representing an increase of P$72,805 million or 16.1% compared to 1Q25.

The increase was mainly due to the effect of the consolidation of TMA’s results of P$84,110 million when comparing 1Q26 for the full period with 1Q25 from the Acquisition date. Excluding this impact, depreciation, amortization and impairment of Fixed and Intangible Assets decreased mainly due to the effect of those assets that ended their useful life after March 31, 2025, partially offset by the depreciation and amortization of registrations after that date, which, in turn, decreased compared to 1Q25.

As a result of the restatement in current currency as of March 31, 2026, the restatement effect included in depreciation, amortization and impairment of Fixed and Intangible Assets amounted to P$304,173 million and P$363,738 million in 1Q26 and 1Q25, respectively.

Operating income

Operating income in 1Q26 amounted to P$295,758 million compared to an operating income of P$148,384 million in 1Q25. Operating income represented 12.5% and 8.2% of revenues in 1Q26 and 1Q25, respectively.

The increase was mainly due to the effect of the consolidation of TMA’s results of P$68,765 million when comparing 1Q26 for the full period with 1Q25 from the Acquisition date. Additionally the improvement in the operating margin is mainly attributable to an increase in the Adjusted EBITDA, which reached 34.8% of our consolidated revenues in 1Q26, compared to 33.2% in 1Q25. For further details, see “Explanations by segments” below. In addition, an improvement is observed in the Depreciation, amortization and impairment of Fixed and Intangible Assets margin over revenues, which decreased to 22.2% in 1Q26, compared to 25.0% in 1Q25, as a result of the effects described in section “Depreciation, amortization and impairment of Fixed and Intangible Assets” above.

Financial results, net:

	1Q26	1Q25	Variation
	$ million		$ million	%
Interests on borrowings	(128,619)	(65,107)	(63,512)	97.6
Remeasurement in borrowings	649	7,883	(7,234)	(91.8)
Foreign currency exchange gains on borrowings	706,696	170,780	535,916	n/a
Total financial results from borrowings	578,726	113,556	465,170	n/a
Fair value gains (losses) on financial assets at FVPL	9,930	(10,886)	20,816	(191.2)
Other foreign gains currency exchange gains	12,332	18,084	(5,752)	(31.8)
Other interests, net	(6,288)	(12,509)	6,221	(49.7)
Other taxes and bank expenses	(28,728)	(23,893)	(4,835)	20.2
Financial expenses on pension benefits	(1,461)	(243)	(1,218)	n/a
Financial discounts on assets, debts and others	(19,060)	2,789	(21,849)	n/a
RECPAM	85,413	46,978	38,435	81.8
Total other financial results, net	52,138	20,320	31,818	156.6
Total financial results, net	630,864	133,876	496,988	n/a

TELECOM ARGENTINA S.A.

Telecom incurred a net financial gain of P$630,864 million in 1Q26, compared to a net financial gain of P$133,876 million in 1Q25.

The variation in financial results, net for 1Q26 was mainly driven by a higher gain from foreign exchange differences, measured in real terms, of P$530,164 million, reflecting the impact of an inflation rate of 32.6% and an appreciation of the U.S. dollar against the Argentine peso of 28.7%, compared to an inflation rate of 55.9% and an appreciation of the U.S. dollar of 25.2% in 1Q25. Additionally, it should be noted that, on a nominal basis, in 1Q26 there was a depreciation of the U.S. dollar against the Argentine peso of 5.0%, whereas in 1Q25 there was an appreciation of the U.S. dollar of 4.1%. Furthermore, the increase in foreign exchange gains was partially attributable to a higher level of U.S. dollar-denominated borrowings in 2026, which resulted in increased exposure to fluctuations in the Argentine peso relative to the U.S. dollar. Furthermore, positive RECPAM increased by P$38,435 million and there was a higher gain from changes in the fair value of financial assets at FVPL of P$20,816 million, resulting from the 32.6% inflation impact on the quoted value of such instruments (compared to 55.9% inflation in 1Q25).

These factors were partially offset by higher interest on borrowings of P$63,512 million, higher losses from financial discounts on assets, debts and others of P$21,849 million, and a lower gain from remeasurement in borrowings of P$7,234 million, since the UVA adjustment exceeded inflation, generating negative results in real terms.

Additionally, the effect of the consolidation of TMA’s results amounted to P$13,701 million when comparing 1Q26 for the full period with 1Q25 from the Acquisition date.

Income tax expense

Telecom’s income tax includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom, and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax expense amounted to P$320,657 million in 1Q26 compared to P$158,789 million in 1Q25. It includes the following effects: (i) current tax expenses, Telecom generated a P$335,982 million tax expense in 1Q26 (compared to P$316,821 million in 1Q25), (ii) regarding the deferred tax in 1Q26, Telecom recorded a deferred tax benefit of P$15,325 million compared to a benefit of P$158,032 million in 1Q25.

Additionally, the effect of the consolidation of TMA’s results amounted to P$28,304 million when comparing 1Q26 for the full period with 1Q25 from the Acquisition date.

Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standards 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net income, less income tax, financial results, earnings from associates and joint ventures, and gains recognised when control of subsidiary is lost, and depreciation, amortization and impairment of Fixed and Intangible Assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

TELECOM ARGENTINA S.A.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	1Q26	1Q25	Variation
	$ million		$ million	%
Net income for the period	642,984	123,593	519,391	n/a
Income tax expense	320,657	158,789	161,868	101.9
Financial results, net	(630,864)	(133,876)	(496,988)	n/a
Earnings from associates and joint ventures, and gains recognised when control of subsidiary is lost	(37,019)	(122)	(36,897)	n/a
Operating income	295,758	148,384	147,374	99.3
Depreciation, amortization and impairment of Fixed and intangible assets	523,733	450,928	72,805	16.1
Adjusted EBITDA	819,491	599,312	220,179	36.7

Our consolidated Adjusted EBITDA amounted to P$819,491 million in 1Q26, representing an increase of P$220,179 million or 36.7% as compared to P$599,312 million in 1Q25. The increase was mainly due to the consolidation of TMA’s results, which in 1Q26 are included for the full period, whereas in 1Q25 they were incorporated only from the Acquisition date. The increase in TMA’s contribution amounted to P$152,875 million (excluding the effects of intercompany transactions) when comparing 1Q26 with 1Q25. For further information about the variations of Adjusted EBITDA see “Explanations by segments” below.

Adjusted EBITDA represented 34.8% and 33.2% of our total consolidated revenues in 1Q26 and 1Q25, respectively.

Explanation by segments:

The table below details the evolution of revenues and operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets by segment for the period end 1Q26 and 1Q25, in accordance with the information disclosed in Note 1.b) to our Unaudited Condensed Consolidated Financial Statements for the following segments:

	ICT Services provided in Argentina –				Other segments		Eliminations		Total
	Personal Network		TMA Network
	1Q26	1Q25	1Q26	1Q25 (1)	1Q26	1Q25	1Q26	1Q25	1Q26	1Q25
	P$ million
Revenues	1,427,610	1,409,096	870,786	309,061	116,713	106,760	(57,423)	(18,814)	2,357,686	1,806,103
Operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets	(894,502)	(921,431)	(628,880)	(220,030)	(58,788)	(84,144)	43,975	18,814	(1,538,195)	(1,206,791)
Adjusted EBITDA	533,108	487,665	241,906	89,031	57,925	22,616	(13,448)	-	819,491	599,312
(1) For 1Q25, the information related to the segment “ICT Services provided in Argentina - TMA Network” corresponds to the period from the Acquisition Date through March 31, 2025.

TELECOM ARGENTINA S.A.

•	ICT Services provided in Argentina – Personal network

	ICT Services provided in Argentina – Personal Network		Total Change

	1Q26	1Q25
	$ million		$ million	%
Mobile Services	640,342	593,543	46,799	7.9
Internet Services	357,709	365,149	(7,440)	(2.0)
Cable Television Services	198,772	196,106	2,666	1.4
Fixed and Data Services	138,029	154,820	(16,791)	(10.8)
Other services revenues	45,064	18,553	26,511	n/a
Equipment revenues	47,694	80,925	(33,231)	(41.1)
Revenues	1,427,610	1,409,096	18,514	1.3
Operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets
Employee benefit expenses and severance payments	(318,759)	(313,273)	(5,486)	1.8
Fees for services, maintenance, materials and supplies	(154,180)	(179,913)	25,733	(14.3)
Taxes and fees with the Regulatory Authority	(120,544)	(117,646)	(2,898)	2.5
Commissions and advertising	(57,460)	(55,908)	(1,552)	2.8
Programming and content costs	(83,855)	(79,569)	(4,286)	5.4
Other operating costs	(159,704)	(175,122)	15,418	(8.8)
Adjusted EBITDA	533,108	487,665	45,443	9.3

Revenues for ICT Services provided in Argentina – Personal Network are comprised as follows:

Mobile Services

Mobile services revenues in 1Q26 amounted to P$640,342 million, representing an increase of P$46,799 million, or 7.9%, as compared to 1Q25, and were the principal contributor to our total services revenues for ICT Services provided in Argentina – Personal Network in 1Q26, accounting for 46% of services revenues in 1Q26 compared to 45% in 1Q25. Mobile internet services revenues represented 94% of the mobile services revenues in 1Q26 and 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Mobile services revenues amounted to P$19,851 million and P$160,180 million in 1Q26 and 1Q25, respectively.

This increase was mainly due to an 18.7% increase in ARPU, partially offset by an 8.9% decrease in the number of customers.

ARPU amounted to P$10,766.4 in 1Q26 compared to P$9,066.5 in 1Q25. This increase was mainly explained by price increases. The effect generated by the restatement in current currency as of March 31, 2026, included in ARPU amounted to P$351.6 and P$2,445.7 in 1Q26 and 1Q25, respectively.

TELECOM ARGENTINA S.A.

The customer base amounted to 19.4 million and 21.3 million as of March 31, 2026, and 2025, respectively. The decrease is mainly due to: (a) a change implemented in June 2025 for the prepaid customer base in the measurement of line useful life, which was reduced from 360 days to 242 days to consider the definitive disconnection since the last top-up date, resulting in a 12.2% reduction in the prepaid customer base (this methodological change had no material impact on revenues or ARPU comparability, as those prepaid customers contribute less to total revenues than postpaid customers); and (b) higher disconnections in postpaid customers, associated with changes in commercial strategies, with the postpaid customer base declining by 3.7%. As of March 31, 2026, 59% of total mobile customers were prepaid customers and 41% were postpaid customers, compared to 61% and 39%, respectively, as of March 31, 2025. Additionally, the average monthly churn rate amounted to 2.4% in 1Q26 compared to 2.0% in 1Q25.

ARPU of Mobile Services in ICT Services provided in Argentina – Personal Network

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues—excluding out collect wholesale roaming, cell site rental, reconnection fees revenues and others— by the average number of customers in 1Q26 and then annualizing it. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used in the TIC business. Certain components of service revenues are excluded from Personal’s ARPU calculations presented. Management believes this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

	1Q26	1Q25
	(P$ million)
Total Mobile service revenues	640,342	593,543
Components of service revenues not included in the ARPU calculation: out collect wholesale roaming, cell sites rental, reconnection fees revenues and others	(816)	(3,253)
Adjusted total service revenues included in the ARPU calculation	639,526	590,290
Average number of customers during the period (millions)	19.8	21.7
ARPU of Mobile Services – Personal Network	10,766.4	9,066.5

Internet Services

Internet services revenues amounted to P$357,709 million in 1Q26 (equivalent to 26% and 27% of total services revenues for ICT Services provided in Argentina – Personal Network in 1Q26 and 1Q25, respectively), decreasing P$7,440 million or 2.0%, as compared to P$365,149 million in 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in internet services revenues amounted to P$11,115 million and P$98,623 million in 1Q26 and 1Q25, respectively.

The decrease in internet services revenues in 1Q26 was mainly due to the decrease in ARPU of 5%, partially offset by a 3.3% increase in the customer base.

ARPU amounted to P$28,389.6 in 1Q26 as compared to P$29,887.6 in 1Q25. This decrease in ARPU is mainly explained by temporary adjustments driven by migration processes from xDSL (copper) to FTTH (fiber), which negatively impacted revenues in 1Q26, and by a net effect associated with the growth of the customer base with discounts granted compared to 1Q25. The effect generated by the restatement in current currency as of March 31, 2026, included in ARPU amounted to P$656.6 and P$8,071.3 in 1Q26 and 1Q25, respectively.

The customer base reached 4.2 million as of March 31, 2026, representing a 3.3% increase compared to March 31, 2025. The monthly Internet services churn rate stood at 1.3% in 1Q26 and 1.2% in 1Q25.

TELECOM ARGENTINA S.A.

ARPU of Internet Services in ICT Services provided in Argentina – Personal Network

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - for the period by the average number of customers in 1Q26 and then annualizing it. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used in the TIC business. Certain components of service revenues are excluded from Internet’s ARPU calculations presented. Management believes this measure is helpful in assessing the development of the subscriber base of internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculation:

	1Q26	1Q25
	(P$ million)

Total Internet service revenues	357,709	362,093
Components of service revenues not included in the ARPU calculation	-	(4)
Adjusted total service revenues included in the ARPU calculation	357,709	362,089
Average number of customers during the period (millions)	4.2	4.0
ARPU of Internet service revenues – Personal Network	28,389.6	29,887.6

Cable Television Services

Cable television service revenues amounted to P$198,772 million in 1Q26 (equivalent to 14% and 15% of total services revenues for ICT Services provided in Argentina – Personal Network in 1Q26 and 1Q25), increasing P$2,666 million or 1.4%, as compared to P$196,106 million in 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in cable television services revenues amounted to P$6,132 million and P$52,924 million in 1Q26 and 1Q25, respectively.

The increase in cable television service revenues in 1Q26 was mainly due to a 0.3% increase in ARPU and a 4.7% increase in the customer base.

ARPU amounted to P$20,077.8 in 1Q26, compared to an ARPU of P$20,015.8 in 1Q25. The increase in ARPU reflects the impact of price increases implemented throughout the year, partially offset by discounts granted to new customers. The effect generated by the restatement in current currency as of March 31, 2026 included in ARPU amounts to P$214.1 and P$4,856.9 in 1Q26 and 1Q25, respectively

As of March 31, 2026, the customer base amounted to 3.3 million customers, representing a 4.7% increase compared to March 31, 2025. The increase in the customer base, observed mainly during February 2026, was driven by a commercial environment that favored higher levels of demand and new service subscriptions in 1Q26. Additionally, the average monthly churn rate amounted to 1.6% and 1.5% in 1Q26 and 1Q25, respectively.

TELECOM ARGENTINA S.A.

ARPU of Cable Television Services of ICT Services provided in Argentina – Personal Network

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others—(by the average number of customers in 1Q26 and then annualizing it. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used in the TIC business. Certain components of service revenues are excluded from Cable Television’s ARPU calculations presented. Management believes this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculation:

	1Q26	1Q25
	(P$ million)

Total Cable television service revenues	198,772	191,740
Components of service revenues not included in the ARPU calculation: connection and reconnection fees and others	(2)	(98)
Adjusted total service revenues included in the ARPU calculation	198,770	191,642
Average number of customers during the period (millions)	3.3	3.2
ARPU of Cable Television Services – Personal Network	20,077.8	20,015.8

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$138,029 million in 1Q26 (representing 10% and 12% of total services revenues for ICT Services provided in Argentina – Personal Network in 1Q26 and 1Q25, respectively) decreasing P$16,791 million, or 10.8%, as compared to P$154,820 million in 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in fixed and data services revenues amounted to P$4,369 million and P$41,901 million in 1Q26 and 1Q25, respectively.

The decrease was primarily attributable to the Company’s inability to adjust prices at a pace consistent with inflation, considering accumulated inflation of 32.6% over the last twelve months, partially offset by an increase of 3.8% in the customer base.

The customer base amounted to 2.8 million (of which 2.4 million are IP fixed telephony service base) in 1Q26, compared to 2.7 million in 1Q25 (of which 1.9 million are IP fixed telephony service base).

Other services revenues

Other services revenues generated by other services amounted to P$45,064 million in 1Q26 (equivalent to 3% and 1% of total services revenues for ICT Services provided in Argentina – Personal Network in 1Q26 and 1Q25, respectively), increasing P$26,511 million as compared to P$18,553 million in 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in other services revenues amounted to $1,333 million and $4,862 million in 1Q26 and 1Q25, respectively.

The increase in 1Q26 compared to 1Q25 is mainly due to interconnection services provided to the ICT Services segment in Argentina – TMA Network provided during 1Q26. These revenues are eliminated at the consolidated level as part of the consolidation process, as they constitute a transaction between subsidiaries.

TELECOM ARGENTINA S.A.

Equipment

Equipment revenues amounted to P$47,694 million in 1Q26 (representing 3.3% of total revenues for ICT Services provided in Argentina – Personal Network), decreasing P$33,231 million, or 41.1%, as compared to P$80,925 million in 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in equipment revenues amounted to P$1,258 million and P$21,884 million in 1Q26 and 1Q25, respectively.

The decrease was mainly due to the fact that the Company was unable to increase its prices to the same extent as the increase in inflation, and a decrease in the number of mobile handsets sold compared to 1Q25.

Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) for ICT Services provided in Argentina – Personal Network are comprised as follows:

Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) for ICT Services provided in Argentina – Personal Network totaled P$894,502 million in 1Q26, representing a decrease of P$26,929 million or 2.9% compared to P$921,431 million in 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) amounted to P$36,506 million and P$261,307 million in 1Q26 and 1Q25, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments increased P$5,486 million or 1.8%, amounting to P$318,759 million in 1Q26 as compared to P$313,273 million in 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Employee benefit expenses and severance payments amounted to P$9,534 million and P$84,719 million in 1Q26 and 1Q25, respectively.

The increase was mainly driven by higher severance charges amounting to P$24,824 million, partially offset by a decrease in salary expenses of P$18,540 million. The decrease in salary expenses is mainly due to a reduction in net headcount (17,503 Telecom Argentina employees as of March 31, 2026, representing an 8.8% decrease compared to March 31, 2025), partially offset by salary increases for both employees covered by collective bargaining agreements (as agreed by the Company with the various labor unions) and those not covered by such agreements.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$25,733 million or 14.3%, amounting to P$154,180 million in 1Q26 as compared to P$179,913 million in 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Fees for services, maintenance, materials and supplies amounted to P$7,694 million and P$55,463 million in 1Q26 and 1Q25, respectively.

The decrease is mainly explained by a decrease in services received from call centers. In addition, a 4% improvement in the average cost of service fees was recorded compared to 1Q25.

Furthermore, in 1Q26 there was a recovery of the provision for materials obsolescence, together with lower materials consumption. As a result of these factors, service fees decreased by P$21,793 million and maintenance and materials costs declined by P$4,586 million compared to 1Q25.

TELECOM ARGENTINA S.A.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, increased P$2,898 million or 2.5%, amounting to P$120,544 million in 1Q26 as compared to P$117,646 million in 1Q25. Taxes and fees with the Regulatory Authority represent 8.4% and 8.3% of total revenues from ICT Services provided in Argentina - Personal Network in 1Q26 and 1Q25, respectively.

The effect generated by the restatement in current currency as of March 31, 2026, included in Taxes and fees with the Regulatory Authority amounted to P$3,669 million and P$31,727 million in 1Q26 and 1Q25, respectively.

The increase is mainly driven by the effect of tax charges arising from the higher revenue levels described above.

Commissions and advertising

Commissions and advertising increased P$1,552 million or 2.8%, amounting to P$57,460 million in 1Q26, as compared to P$55,908 million in 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Commissions and advertising amounted to P$1,611 million and P$15,027 million in 1Q26 and 1Q25, respectively.

The increase is mainly due to higher advertising costs related to Flow campaigns (such as Flow Music, Flow Content, Flow Sports, among others). In addition, there was an increase in expenditure aimed at strengthening the positioning and visibility of the Personal brand, as a result of the branding change that occurred in December 2025.

Programming and content costs

Programming and content costs increased by P$4,286 million or 5.4%, amounting to P$83,855 million in 1Q26 as compared to P$79,569 million in 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Programming and content costs amounted to P$2,599 million and P$21,435 million in 1Q26 and 1Q25, respectively.

The increase corresponds to the rise in linear channel services and in the Football Pack.

Other operating costs

Other operating expenses (which include legal claims and contingent liabilities, energy and other public services, insurance, postage and travel expenses, rentals and internet capacity, interconnection and transmission costs, cost of equipment, among others) decreased P$15,418 million or 8.8%, amounting to P$159,704 million in 1Q26 as compared to P$175,122 million in 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Other operating expenses amounts to P$11,399 million and P$52,936 million in 1Q26 and 1Q25, respectively.

The decrease is mainly explained by: i) lower costs of equipment sold: there was a decrease in the number of devices sold compared to 1Q25, offset by fewer commercial actions by the brands, which limited the reduction in equipment acquisition costs; ii) a reduction in legal proceedings and other contingencies, as well as rental and internet capacity costs. These effects were partially offset by an increase in interconnection costs (higher roaming costs) and bad debt expenses.

TELECOM ARGENTINA S.A.

•	ICT Services provided in Argentina – TMA Network

	ICT Services provided in Argentina – TMA Network		Total Change

	1Q26	1Q25 (1)
	$ million		$ million	%
Mobile Services	539,745	183,561	356,184	n/a
Internet Services	126,646	43,857	82,789	n/a
Cable Television Services	27,038	11,073	15,965	n/a
Fixed and Data Services	127,241	47,485	79,756	n/a
Other services revenues	17,373	2,284	15,089	n/a
Equipment revenues	32,743	20,801	11,942	57.4
Revenues	870,786	309,061	561,725	n/a
Operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets
Employee benefit expenses and severance payments	(181,261)	(57,673)	(123,588)	n/a
Fees for services, maintenance, materials and supplies	(117,892)	(35,880)	(82,012)	n/a
Taxes and fees with the Regulatory Authority	(84,691)	(28,854)	(55,837)	n/a
Commissions and advertising	(41,208)	(16,682)	(24,526)	n/a
Programming and content costs	(41,867)	(11,432)	(30,435)	n/a
Other operating costs	(161,961)	(69,509)	(92,452)	n/a
Adjusted EBITDA	241,906	89,031	152,875	n/a
(1) For 1Q25, the information related to the segment “ICT Services provided in Argentina - TMA Network” corresponds to the period from the Acquisition Date through March 31, 2025.

As “general explanation of segment variation” it should be noted that the variations are mainly explained by the fact that 1Q26 includes the full results for the quarter, while 1Q25 includes only the results from the Acquisition date.

Revenues for ICT Services provided in Argentina – TMA Network are comprised as follows:

Mobile Services

Mobile services revenues in 1Q26 amounted to P$539,745 million, representing an increase of P$356,184 million as compared to 1Q25, and were the principal contributor to total services revenues for ICT Services provided in Argentina – TMA Network in 1Q26, accounting for 64.4% and 63.7% of services revenues in 1Q26 and 1Q25, respectively.

The effect generated by the restatement in current currency as of March 31, 2026, included in Mobile services revenues amounted to P$16,553 million and P$45,136 million in 1Q26 and 1Q25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by a 3.8% decrease in ARPU and a 1.8% increase in the customer base.

ARPU amounted to P$9,122.8 in 1Q26 compared to P$9,480.6 in 1Q25. This decrease is mainly due to comparability effects between periods. Although postpaid prices increased above inflation, total ARPU decreased due to a higher participation of prepaid customers (which have a lower ARPU than postpaid customers). The effect generated by the restatement in constant currency as of March 31, 2026 included in ARPU amounted to P$281.0 and P$2,331.2 in 1Q26 and 1Q25, respectively.

The customer base amounted to 19.2 million and 18.9 million as of March 31, 2026 and 2025, respectively. As of March 31, 2026, 51% of customers were prepaid and 49% were postpaid, remaining at the same proportion as of March 31, 2025. A change in customer behavior was observed, resulting in a 0.8% increase in the prepaid customer base and a 2.9% increase in the postpaid customer base.

TELECOM ARGENTINA S.A.

ARPU of Mobile Services in ICT Services provided in Argentina – TMA Network

A monthly operational measure used in the mobile services is ARPU, which TMA calculates by dividing adjusted total service revenues—excluding out collect wholesale roaming, cell site rental, reconnection fees revenues and others by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and TMA’s measure of ARPU may not be calculated in the same manner as similarly titled measures used in the TIC business. Certain components of service revenues are excluded from TMA’s ARPU calculations presented. Management believes this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

	1Q26	1Q25
	(P$ million)
Total Mobile service revenues	539,745	183,561
Components of service revenues not included in the ARPU calculation: out collect wholesale roaming, cell sites rental, reconnection fees revenues and others	(15,226)	(4,484)
Adjusted total service revenues included in the ARPU calculation	524,519	179,077
Average number of customers during the period (millions)	19.2	18.9
ARPU of Mobile Services – TMA Network	9,122.8	9,480.6

Internet Services

Internet services revenues reached P$126,646 million during 1Q26, recording an increase of P$82,789 million compared to 1Q25. Such revenues represented 15.1% and 15.2% to total services revenues for ICT Services provided in Argentina – TMA Network in 1Q26 and 1Q25, respectively.

The effect generated by the restatement in current currency as of March 31, 2026, included in Internet services revenues amounted to P$3,886 million and P$10,899 million in 1Q26 and 1Q25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by an 8.1% decrease in ARPU and a 4.8% increase in the customer base.

ARPU amounted to P$25,793.5 in 1Q26 compared to P$28,076.2 in 1Q25. The decrease is mainly explained by an increase in commercial discounts. The effect generated by the restatement in current currency as of March 31, 2026 included in ARPU amounted to P$791.4 and P$6,977.3 in 1Q26 and 1Q25, respectively.

The customer base amounted to 1.6 million as of March 31, 2026 and 2025.

ARPU of Internet Services in ICT Services provided in Argentina – TMA Network

A monthly operational measure used in internet services is ARPU, which TMA calculates by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and TMA’s measure of ARPU may not be calculated in the same manner as similarly titled measures used in the TIC business. Certain components of service revenues are excluded from Internet’s ARPU calculations presented. Management believes this measure is helpful in assessing the development of the subscriber base of internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

TELECOM ARGENTINA S.A.

	1Q26	1Q25
	(P$ million)
Total Internet service revenues	126,646	43,857
Components of service revenues not included in the ARPU calculation	-	-
Adjusted total service revenues included in the ARPU calculation	126,646	43,857
Average number of customers during the period (millions)	1.6	1.6
ARPU of Internet service revenues – TMA Network	25,793.5	28,076.2

Cable Television Services

Cable television service revenues amounted to P$27,038 million in 1Q26, increasing P$15,965 million compared to 1Q25. Cable television service revenues represented 3.2% and 3.8% of total services revenues for ICT Services provided in Argentina – TMA Network in 1Q26 and 1Q25, respectively.

The effect generated by the restatement in current currency as of March 31, 2026, included in cable television services revenues amounted to P$820 million and $2,723 million in 1Q26 and 1Q25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by a 14.2% decrease in ARPU and a 1.8% decrease in the customer base.

ARPU amounted to P$22,689.3 in 1Q26 compared to P$26,449.9 in 1Q25. The decrease is due to greater discounts granted to customers in order to maintain the customer base and discounts granted to new customers. The effect generated by the restatement in current currency as of March 31, 2026, included in ARPU amounts to P$688.1 and P$6,504.4 in 1Q26 and 1Q25, respectively.

The customer base amounted to 0.4 million as of March 31, 2026 and 2025. Although a 1.8% decline is observed, it is mainly driven by a context of increased competition, in response to which commercial efforts focused on customer acquisition and retention were intensified by TMA.

ARPU of Cable Television Services of ICT Services provided in Argentina – TMA Network

An important monthly operational measure used in the Cable Television services is ARPU, which TMA calculates by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and TMA’s measure of ARPU may not be calculated in the same manner as similarly titled measures used in the TIC business. Certain components of service revenues are excluded from Cable Television’s ARPU calculations presented. Management believes this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations:

	1Q26	1Q25
	(P$ million)
Total Cable television service revenues	27,038	11,073
Components of service revenues not included in the ARPU calculation: connection and reconnection fees and others	(1)	(1)
Adjusted total service revenues included in the ARPU calculation	27,037	11,072
Average number of customers during the period (millions)	0.4	0.4
ARPU of Cable Television Services in Argentina – TMA Network	22,689.3	26,449.9

TELECOM ARGENTINA S.A.

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$127,241 million in 1Q26, increasing P$79,756 million compared to 1Q25. Revenues generated by fixed and data services represented 15.2% and 16.5% of total services revenues for ICT Services provided in Argentina – TMA Network in 1Q26 and 1Q25, respectively.

The effect generated by the restatement in current currency as of March 31, 2026, included in fixed and data services revenues amounted to P$6,062 million and P$10,802 million in 1Q26 and 1Q25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by a 2.3% decrease in the customer base.

The customer base amounted to 2.1 million as of March 31, 2026, of which 1.6 million were IP customers. The decrease of 2.3% compared to March 31, 2025, is mainly due to changes related to customer consumption trends

Other services revenues

Other services revenues amounted to P$17,373 million in 1Q26, increasing P$15,089 million compared to 1Q25. Other services revenues amounted represented 2.1% and 0.8% of total services revenues for ICT Services provided in Argentina – TMA Network in 1Q26 and 1Q25, respectively.

The effect generated by the restatement in current currency as of March 31, 2026, included in other services revenues amounted to $476 million and P$1,894 million in 1Q26 and 1Q25, respectively.

This mainly corresponds to interconnection services provided to the segment ICT Services provided in Argentina – Personal Network. These sales are eliminated at the consolidated level as part of the consolidation process, as they represent an intercompany transaction between subsidiaries. Additionally, revenue related to late-payment fees, line reconnections, leases, and other income associated with space rentals is included.

Equipment

Equipment revenues amounted to P$32,743 million in 1Q26, increasing P$11,942 million or 57.4% compared to 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in equipment revenues amounted to P$990 million and P$5,132 million in 1Q26 and 1Q25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by lower equipment sales.

Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) for ICT Services provided in Argentina – TMA Network are comprised as follows:

Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) for ICT Services provided in Argentina – TMA Network totaled P$628,880 million and P$220,030 million in 1Q26 and 1Q25, respectively.

The effect generated by the restatement in current currency as of March 31, 2026, included in Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) amounted to P$43,781 million and P$52,483 million in 1Q26 and 1Q25, respectively.

TELECOM ARGENTINA S.A.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to P$181,261 million in 1Q26, increasing P$123,588 million compared to 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Employee benefit expenses and severance payments amounted to P$5,530 million and P$14,183 million in 1Q26 and 1Q25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by compensation increases for employees covered by collective bargaining agreements (as agreed by TMA with the various labor unions) as well as for employees not covered by such agreements and severance payments, partially offset by a reduction in headcount of 11.3% compared to March 31, 2025, amounting to 8,979 employees as of March 31, 2026.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to P$117,892 million in 1Q26, increasing P$82,012 million compared to 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Fees for services, maintenance, materials and supplies amounted to P$19,375 million and P$8,822 million in 1Q26 and 1Q25, respectively.

Maintenance and materials costs increased by P$72,970 million and fees for services increased by P$9,042 million compared to 1Q25.

Beyond the general explanation of segment variation described above, the variation was affected by efficiency improvements and resource management that resulted in lower costs.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, amounted to P$84,691 million in 1Q26, increasing P$55,837 million compared to 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Taxes and fees with the Regulatory Authority amounted to P$2,726 million and P$7,095 million in 1Q26 and 1Q25, respectively.

This expense is closely related to the impact of taxes applicable to related revenues and mainly includes turnover tax and fees to the Regulatory Authority.

Taxes and fees with the Regulatory Authority represent 9.7% and 9.3% of total revenues from ICT Services provided in Argentina – TMA Network in 1Q26 and 1Q25, respectively.

Commissions and advertising

Commissions and advertising amounted to P$41,208 million in 1Q26, increasing P$24,526 compared to 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Commissions and advertising amounted to P$1,359 million and P$4,102 million in 1Q26 and 1Q25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by lower advertising spending in media and, to a lesser extent, by a reduction in commissions associated with lower postpaid portability activity.

TELECOM ARGENTINA S.A.

Programming and content costs

Programming and content costs amounted to P$41,867 million in 1Q26, increasing P$30,435 million compared to 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Programming and content costs amounted to P$1,272 million and P$2,811 million in 1Q26 and 1Q25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by higher content prices, a higher level of activity, as well as the impact of exchange rate movements on content acquired in foreign currency.

Other operating costs

Other operating cost amounted to P$161,961 million in 1Q26, increasing P$92,452 million compared to 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Other operating cost amounts to P$13,519 million and P$15,470 million in 1Q26 and 1Q25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by higher interconnection and transmission costs, including roaming and line and circuit leasing, largely driven by the impact of foreign exchange movements. The increase was partially offset by a decrease in the cost of equipment sold, associated with a lower number of units commercialized, as well as by a reduction in bad debt expense, reflecting the continuation of credit recovery actions and improved collection effectiveness. Additionally, other operating costs, net decreased, primarily due to higher income from the sale of sites and copper, together with lower charges related to lawsuits and contingencies, partially offset by costs associated with energy, utilities, and Internet capacity.

•	Other segments

	Other segments		Total Change

	1Q26	1Q25
	$ million		$ million	%
Mobile Services	55,716	45,296	10,420	23.0
Internet Services	24,570	18,545	6,025	32.5
Cable Television Services	23,232	21,799	1,433	6.6
Fixed and Data Services	3,563	3,049	514	16.9
Other services revenues	7,622	16,534	(8,912)	(53.9)
Equipment revenues	2,010	1,537	473	30.8
Revenues	116,713	106,760	9,953	9.3
Operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets
Employee benefit expenses and severance payments	(9,453)	(9,433)	(20)	0.2
Fees for services, maintenance, materials and supplies	(11,822)	(14,009)	2,187	(15.6)
Taxes and fees with the Regulatory Authority	(3,703)	(4,554)	851	(18.7)
Commissions and advertising	(9,012)	(23,468)	14,456	(61.6)
Programming and content costs	(9,125)	(9,645)	520	(5.4)
Other operating costs	(15,673)	(23,035)	7,362	(32.0)
Adjusted EBITDA	57,925	22,616	35,309	n/a

TELECOM ARGENTINA S.A.

Revenues for Other segments are comprised as follows:

Mobile Services

Mobile services revenues in 1Q26 amounted to P$55,716 million (an increase of P$10,420 million or 23% as compared to 1Q25), remaining our primary business line in terms of services revenues (48.6% of total services revenues from Other segments in 1Q26 as compared to 43.0% in 1Q25). These revenues correspond to services provided in Paraguay.

The effect generated by the restatement in current currency as of March 31, 2026, included in Mobile services revenues amounted to P$1,763 million and P$12,224 million in 1Q26 and 1Q25, respectively.

The increase in mobile service revenues in 1Q26 was mainly due to a 0.7% increase in the customer base, partially offset by 11.8% decrease in ARPU, which include the effect of the real appreciation of the Guaraní against the Argentine peso of 36.6% over the last twelve months, compared to accumulated inflation of 32.6% in 1Q26 compared to 1Q25, when the real appreciation of the Guaraní against the Argentine peso was 14.1% over the last twelve months compared to accumulated inflation of 55.9%.

Paraguay’s ARPU amounted to P$6,911.2 in 1Q26 (compared to P$7,837.6 in 1Q25), representing a 11.8% decrease. The decrease in ARPU in 1Q26 compared to 1Q25 is mainly explained by a lower level of prepaid customer top-ups.

The customer base in Paraguay remained stable at 2.7 million as of March 31, 2026, and 2.6 million as of March 31, 2025. As of March 31, 2026, 69% of our customers were prepaid and 31% were postpaid, compared to 73% prepaid and 27% postpaid as of March 31, 2025. Average monthly churn reached 2.5% in 1Q26 compared to 2.1% in 1Q25.

Internet Services

Internet services revenues amounted to P$24,570 million in 1Q26 (equivalent to 21,4% of total services revenues from Other segments in 1Q26 compared to 17,6% in 1Q25), representing an increase of P$6,025 million or 32.5%, compared to P$18,545 million in 1Q25. These revenues correspond to services provided in Paraguay and Uruguay.

The effect generated by the restatement in current currency as of March 31, 2026, included in internet services revenues amounted to P$773 million and P$5,001 million in 1Q26 and 1Q25, respectively.

These revenues include P$24,379 million and P$18,537 million from services provided in Paraguay and P$191 million and P$8 million from services provided in Uruguay in 1Q26 and 1Q25, respectively.

The increase in revenues is attributable to the appreciation of the Guaraní against the Argentine peso in real terms (36.6% over the last twelve months), compared to an accumulated inflation rate for the fiscal year of 32.6%, and the increase in the customer base of 10.7%, as a result of commercial efforts to capture new customers.

The total customer base considering Paraguay and Uruguay amounted to 0.4 and 0.3 million as of March 31 2026 and 2025, respectively.

Cable Television Services

Cable television service revenues amounted to P$23,232 million in 1Q26 (equivalent to 20.3% of total services revenues from Other segments in 1Q26 compared to 20.7% in 1Q25), representing an increase of P$1,433 million or 6.6% compared to P$21,799 million in 1Q25. These revenues correspond to services provided in Paraguay and Uruguay.

TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of March 31, 2026, included in cable television services revenues amounted to P$768 million and P$5,880 million in 1Q26 and 1Q25, respectively.

In 1Q26 and 1Q25, these revenues include P$15,925 million and P$15,754 million, respectively from services provided in Uruguay and P$7,307 million and P$6,045 million, respectively from services provided in Paraguay.

The increase in cable television service revenues in Uruguay of P$171 million is attributable to price increases implemented during the year and to the appreciation of the Uruguayan peso against the Argentine peso (34.0% over the last twelve months), compared to an accumulated inflation rate for the fiscal year of 32.6%. This increase was partially offset by a 15.1% reduction in the customer base, mainly due to customer migration to streaming and OTT platforms and increased competitive pressure.

The increase in cable television service revenues in Paraguay of P$1,262 million is attributable to price increases and to the appreciation of the Guaraní against the Argentine peso (36.6% over the last twelve months), compared to an accumulated inflation rate for the fiscal year of 32.6%. This increase was partially offset by a 1.3% reduction in the customer base.

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$3,563 million in 1Q26 (equivalent to 3.1% of total services revenues from Other segments compared to 2.9% in 1Q25), representing an increase of P$514 million or 16.9% as compared to P$3,049 million in 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in fixed and data services revenues amounted to P$107 million and P$814 million in 1Q26 and 1Q25, respectively.

In 1Q26 and 1Q25, these revenues include P$3,337 million and P$2,933 million from services provided in USA, and P$226 million and P$116 million from services provided in Paraguay, respectively.

Other services revenues

Other services revenues generated by other services amounted to P$7,622 million in 1Q26 (equivalent to 6.6% of total services revenues from Other segments compared to 15.7% in 1Q25), representing an decrease of P$8,912 million or 53.9% as compared to P$16,534 million in 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in other services revenues amounted to $240 million and $4,478 million in 1Q26 and 1Q25, respectively.

The variation was primarily driven by the loss of control of Micro Sistemas, which provided fintech services in Argentina during 1Q25 and is currently accounted for as a joint venture. For additional information, see Note 18.a) to the unaudited condensed consolidated financial statements.

Equipment

Equipment revenues amounted to P$2,010 million in 1Q26, representing a decrease of P$473 million or 30.8% as compared to P$1,537 million in 1Q25. These revenues correspond to equipment sold in Paraguay.

The effect generated by the restatement in current currency as of March 31, 2026, included in equipment revenues amounted to P$61 million and P$409 million in 1Q26 and 1Q25, respectively.

TELECOM ARGENTINA S.A.

Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) for Other segments are comprised as follows:

Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) for Other segments totaled P$58,788 million in 1Q26, representing a decrease of P$25,356 million or 30.1% compared to 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) amounted to P$1,844 million and P$22,678 million in 1Q26 and 1Q25, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments increase by P$20 million, or 0.2%, to P$9,453 million in 1Q26 as compared to P$9,433 million in 1Q25, and mainly correspond to salary expenses, social security contributions and bonuses in Paraguay and Uruguay.

The effect generated by the restatement in current currency as of March 31, 2026, included in Employee benefit expenses and severance payments amounted to P$294 million and P$2,543 million in 1Q26 and 1Q25, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$2,187 million or 15.6%, amounting to P$11,822 million in 1Q26 as compared to P$14,009 million in 1Q25. The variation is mainly explained by the loss of control of Micro Sistemas, whose results ceased to be consolidated and began to be recognized under the equity method. Consequently, there was a decrease in service fee costs and maintenance and material costs compared to 1Q25.

The effect generated by the restatement in current currency as of March 31, 2026, included in Fees for services, maintenance, materials and supplies amounted to P$375 million and P$3,780 million in 1Q26 and 1Q25, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$851 million or 18.7%, amounting to P$3,703 million in 1Q26 compared to P$4,554 million in 1Q25. The variation is mainly explained by the loss of control of Micro Sistemas, whose results ceased to be consolidated and began to be recognized under the equity method. Taxes and fees with the Regulatory Authority represent 3% and 4% of total revenues in 1Q26 and 1Q25, respectively.

The effect generated by the restatement in current currency as of March 31, 2026, included in Taxes and fees with the Regulatory Authority amounted to P$117 million and P$1,232 million in 1Q26 and 1Q25, respectively.

Commissions and advertising

Commissions and advertising decreased P$14,456 million or 61.6%, amounting to P$9,012 million in 1Q26, as compared to P$23,468 million in 1Q25. The decrease is mainly due to lower advertising costs related to Personal Pay campaigns, as a consequence of the loss of control of Micro Sistemas, whose results ceased to be consolidated and began to be recognized under the equity method.

The effect generated by the restatement in current currency as of March 31, 2025, included in Commissions and advertising amounted to P$281 million and P$6,400 million in 1Q26 and 1Q25, respectively.

TELECOM ARGENTINA S.A.

Programming and content costs

Programming and content costs decreased by P$520 million or 5.4%, amounting to P$9,125 million in 1Q26 as compared to P$9,645 million in 1Q25. The decrease is the result of commercial efficiencies, partially offset by price increases in almost all channels. These costs mainly relate to Uruguay and Paraguay.

The effect generated by the restatement in current currency as of March 31, 2026, included in Programming and content costs amounted to P$296 million and P$2,606 million in 1Q26 and 1Q25, respectively.

Other operating costs

Other operating cost (which mainly include interconnection and transmission costs, rentals and internet capacity, cost of equipment sold and bad debt expenses, among others) decreased P$7,362 million or 32%, amounting to P$15,673 million in 1Q26 as compared to P$23,035 million in 1Q25. These costs related to Paraguay, Uruguay, USA. The decrease was mainly explained by the loss of control of Micro Sistemas, whose results ceased to be consolidated and began to be recognized under the equity method.

The effect generated by the restatement in current currency as of March 31, 2026, included in Other operating expenses amounts to P$480 million and P$6,117 million in 1Q26 and 1Q25, respectively.

•	Eliminations

Eliminations represent services and costs incurred between reportable segments. These transactions are eliminated at the consolidated level but reported within each individual segment. They mainly relate to interconnection services provided between Telecom Argentina and TMA, and to foreign subsidiaries.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the short term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of borrowings and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina assumes that it will be able to access the domestic and international capital markets in 2026 to refinance its outstanding debt, if necessary.

Borrowings Developments during 1Q26

Recent developments of Borrowings for the three-month period ended March 31, 2026, are detailed below:

Notes:

Series	Currency	Amount involved	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
		(in millions)
27	US$	600	01/2026	01/2036	In two installments of: - 50% 01/2035 - 50% 01/2036	Annual fixed rate of 8.50%	Semiannually
28	US$	81	03/2026	03/2029	In one installment at maturity date	Annual fixed rate of 6.50%	Semiannually

TELECOM ARGENTINA S.A.

The funds obtained through the issuance of Series 27 and 28 Notes were used for the repayment and prepayment of various financial borrowings. For further information, see Note 8 to the unaudited condensed consolidated financial statements.

Cash Flow

	1Q26	1Q25	Variation
	($ million)

Total cash flows from operating activities	765,305	362,739	402,566
Total cash flows used in investing activities	(582,769)	(1,668,214)	1,085,445
Total cash flows from financing activities	64,845	1,404,970	(1,340,125)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(85,240)	(10,981)	(74,259)
Net increase in cash and cash equivalents	162,141	88,514	73,627
Cash and cash equivalents at the beginning of the year	513,339	458,284	55,055
Cash and cash equivalents at the end of the period	675,480	546,798	128,682

As of March 31, 2026 and 2025, we had P$675,480 million and P$546,798 million in cash and cash equivalents, respectively.

Cash flows provided by operating activities were P$765,305 million and P$362,739 million in 1Q26 and 1Q25, respectively.

Net cash provided by operating activities increased P$402,566 million in 1Q26 compared to 1Q25, primarily due to an increase of P$289,316 million in net income, adjusted for non-cash income and expense items, a decrease of P$113,183 million in net cash outflows related to changes in assets and liabilities, and lower income tax payments of P$67 million.

The decrease in net cash outflows related to changes in assets and liabilities was primarily due to a decrease in payments of accounts payable and other tax liabilities, as well as an increase in cash inflows related to trade receivables.

Cash flows from operating activities in 1Q26 and 1Q25 contain P$280,244 million and P$(6,365) million, respectively corresponding to the consolidation of TMA.

Cash flows used in investing activities were P$582,769 million and P$1,668,214 million in 1Q26 and 1Q25, respectively.

In 1Q26, cash flows used in investing activities included mainly acquisitions of PP&E and intangible assets for P$465,809 million and payments for investments not considered as cash and cash equivalents for P$230,260 million, partially offset by proceeds from sale of investments not considered as cash and cash equivalents for P$154,612 million.

In 1Q25, cash flows used in investing activities included mainly payments for acquisition of subsidiaries, net of cash acquired of P$1,427,173 million, acquisitions of PP&E and intangible assets for P$251,599 million, and payments for investments not considered as cash and cash equivalents for P$3,819 million, partially offset by proceeds from sale of investments not considered as cash and cash equivalents for P$11,864 million.

Cash flows used in investing activities in 1Q26 and 1Q25 contain P$261,744 million of cash used in investing activities and P$199,750 million of cash from investing activities, corresponding to the consolidation of TMA.

Cash flows provided by financing activities were P$64,845 million and P$1,404,970 million in 1Q26 and 1Q25, respectively.

TELECOM ARGENTINA S.A.

In 1Q26, cash flows provided by financing activities included proceeds from borrowings for P$1,022,173 million, partially offset by payments for borrowings, interest, DFI and related expenses, and lease liabilities for P$957,328 million.

In 1Q25, cash flows provided by financing activities included proceeds from borrowings for P$1,883,100 million, partially offset by payments for borrowings, interest, DFI and related expenses, and lease liabilities for P$478,130 million.

Cash flows provided by financing activities in 1Q26 and 1Q25 contain P$(24,498) million and P$ (4,477) million, respectively corresponding to the consolidation of TMA.

•	Liquidity

The liquidity position of Telecom is and will be significantly dependent on its operating performance, its indebtedness, capital expenditure programs and dividends from its subsidiaries, if any.

Working Capital

Operating Working Capital is a non-GAAP measure, defined as the difference between the Company’s operating current assets and operating current liabilities. The management believes that this measure is useful for assessing the company’s efficiency in managing its short-term assets and liabilities and ensuring operational continuity. For reconciliation of Operating Working Capital to the most directly comparable IFRS measure, see “Reconciliation.”

Net Current Financial Liability is a non-GAAP measure, defined as the difference between the Company’s financial assets and financial liabilities. The management believes that this measure is useful for assessing our solvency and liquidity because it provides a view of our ability to meet its short- and long-term financial obligations. For reconciliation of Net Current Financial Liability to the most directly comparable IFRS measure, see “Reconciliation.” Working Capital is a non-GAAP measure, defined as the difference between our current assets and current liabilities. The management believes that this metric is useful for measuring our short-term financial health and operational efficiency and assessing our ability to manage our liquidity and sustain our operational activities. For reconciliation of Working Capital to the most directly comparable IFRS measure, see “Reconciliation.”

Telecom’s working capital breakdown and its main variations are disclosed below:

	March 31,	December 31,	Variation
	2026	2025
	$ million
Trade receivables	797,814	874,649	(76,835)
Other receivables (without DFI)	222,264	174,889	47,375
Inventories	67,930	87,039	(19,109)
Current liabilities (not considering borrowings)	(2,440,717)	(2,431,539)	(9,178)
Operating working capital-negative	(1,352,709)	(1,294,962)	(57,747)

Cash and cash equivalents	675,480	513,339	162,141
Other receivables: DFI	-	184	(184)
Investments	394,285	353,568	40,717
Current borrowings	(1,302,447)	(1,769,181)	466,734
Net Current financial liability	(232,682)	(902,090)	669,408
Assets classified as held for sale	17,277	3,295	13,982
Negative working capital (current assets—current liabilities)	(1,568,114)	(2,193,757)	625,643
Liquidity rate (current assets/ current liabilities)	0.58	0.48	0.10

TELECOM ARGENTINA S.A.

Telecom has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E and Intangible assets) for longer terms than those it provides to its customers. According to this, the negative working capital amounted to P$1,568,114 million as of March 31, 2026 (a decrease of P$625,643 million compared to December 31, 2025).

During the years 2024 and 2025, and 1Q26, Telecom obtained funds from the financial market to refinance part of its loans in order to optimize their terms, rates, and structure. Telecom will continue its strategy of refinancing its borrowings to extend contractual terms and achieve lower financing costs, thus covering its negative working capital.

Reconciliation

The following tables show a reconciliation of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, in each case the most directly comparable IFRS Accounting Standards measure:

Operating working capital - negative

	March 31,	December 31,
	2026	2025
	$ million
Trade receivables (current)	797,814	874,649
Other receivables (current)	222,264	175,073
Other receivables DFI (current)	-	(184)
Inventories	67,930	87,039
Current liabilities	(3,743,164)	(4,200,720)
Borrowings (current)	1,302,447	1,769,181
Operating working capital - negative	(1,352,709)	(1,294,962)

Net Current financial liability

	March 31,	December 31,
	2026	2025
	$ million
Current liabilities	(3,743,164)	(4,200,720)
Trade payables	998,622	1,213,517
Salaries and social security payables	465,900	476,122
Income tax liabilities	375,128	73,043
Other taxes payables	244,416	266,039
Dividend payables	84	95
Leases liabilities	151,035	163,102
Other liabilities	73,256	93,206
Provisions	132,276	146,415
Cash and cash equivalents	675,480	513,339
Other receivables - current (DFI)	-	184
Investments (current)	394,285	353,568
Net Current financial liability	(232,682)	(902,090)

TELECOM ARGENTINA S.A.

Negative working capital (current assets—current liabilities)

	March 31,	December 31,
	2026	2025
	$ million
Current assets	2,175,050	2,006,963
Current liabilities	3,743,164	4,200,720
Negative working capital (current assets—current liabilities)	(1,568,114)	(2,193,757)

The Company has an excellent credit rating and diverse sources of financing, relying on various instruments and offerings from leading institutions, to diversify its current financing structure, which includes access to the capital markets and obtaining very competitive bank loans in terms of terms and financial cost, in all cases, both nationally and internationally, with the objective of covering its investments, working capital and other general corporate purposes and refinancing part of its loans.

Compliance with Covenants

Telecom Argentina complies with a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the loan agreements in force as of March 31, 2026, and is also in compliance with the rest of the covenants established.

Capital Expenditures

CAPEX and Rights of use assets additions composition 1Q26 and 1Q25 are as follows:

	ICT Services provided in Argentina – Personal Network		ICT Services provided in Argentina – TMA Network		Other segments		Total
	1Q26	1Q25	1Q26	1Q25 (1)	1Q26	1Q25	1Q26	1Q25
	($ million)		($ million)		($ million)		($ million)
Capital expenditures in PP&E	276,969	165,432	92,895	18,704	28,170	23,594	398,034	207,730
Capital expenditures in Intangible assets	15,756	16,455	18,407	6,969	1,571	3,190	35,734	26,614
Total capital expenditures in PP&E and intangible assets	292,725	181,887	111,302	25,673	29,741	26,784	433,768	234,344
Right of use assets	67,723	68,995	9,275	3,181	3,226	(14,243)	80,224	57,933
Total capital expenditures in PP&E and intangible assets and Right of use assets	360,448	250,882	120,577	28,854	32,967	12,541	513,992	292,277

(1) For 1Q25, the information related to the segment “ICT Services provided in Argentina - TMA Network” corresponds to the period from the Acquisition Date through March 31, 2025.

The primary investment projects in PP&E are related to the expansion of cable television and internet services, aimed at improving transmission and access speed for customers, the deployment of 4G coverage and capacity, and the continued expansion of 5G to support mobile internet growth and enhance service quality.

TELECOM ARGENTINA S.A.

ICT Services provided in Argentina – Personal Network

In terms of infrastructure, during 1Q26, we continued to enhance the services we provide through the deployment of the 4G/LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE and the deployment of fiber optics to connect homes with broadband, which also improved our fixed and data networks.

The deployment of 4G/LTE reached a coverage of 97% of the urban population, and we achieved a coverage of 98% of the population in Argentina’s major cities.

Our mobile network customers with access to our 4G network, according to the latest benchmark conducted by Ookla, experience improved service quality, with average speeds of 84 Mbps.

Additionally, approximately 85% of calls are made via VoLTE, a technology that enables voice calls over the 4G network with significant improvements in audio and video quality. In 1Q26, the Company continued the expansion of its 5G network, incorporating 126 new sites.

Furthermore, we continued deploying mobile site connectivity to achieve better quality and capacity, replacing radio links with high-capacity fiber optic connections. Lastly, we continued with the plan to connect remote and low-density areas through satellite backhaul.

ICT Services provided in Argentina – TMA Network

In terms of fixed access infrastructure, during 1Q26 TMA continued strengthening its broadband capabilities through the deployment of new fiber optic networks and the modernization of existing infrastructure.

During this period, TMA advanced the rollout of fiber in new residential areas, buildings, and commercial zones, connecting more than 58,000 new homes across more than 2,000 blocks. In addition, TMA installed 3,600 new distribution cabinets in already deployed areas to facilitate the connection of new customers.

TMA also made progress in modernizing its access network by replacing obsolete platforms, including the renewal of multiple OLTs, incorporating technology compatible with the XGSPON and 50GSPON evolution paths.

During this period, no new homes were connected through partners or allied networks. As a result of these initiatives, by the end of the quarter TMA reached approximately 5.26 million connected homes, of which 4.2 million correspond to its own network and 1.05 million to partner networks.

In terms of infrastructure, TMA continued to enhance the services it provides through the deployment of the 4G/LTE network and fiber-optic networks to connect homes with broadband, which also positively impacted fixed and data networks. This strategy enabled TMA to differentiate itself from competitors and significantly improve customer Net Promoter Score (NPS).

The 4G/LTE rollout reached coverage of 99.4% of the urban population across 2,218 localities and 100% coverage in Argentina’s main cities as of March 31, 2026. Customers who access TMA’s 4G network benefit from improved quality of service, with speeds of up to 66 Mbps, and approximately 60% of calls are carried out using VoLTE, a technology that enables voice calls over the 4G network, resulting in significant improvements in audio and video quality. In addition, TMA continued deploying mobile connectivity to improve quality and capacity, replacing radio links with high-capacity fiber-optic connections. Regarding 5G, TMA reached a total of 848 sites.

TELECOM ARGENTINA S.A.

3.	Trend information

During the beginning of 2026, the company continued to consolidate its positioning strategy as a relevant player in the country’s digital ecosystem, combining connectivity, technological services, and entertainment. In line with this strategy, the unification of its brand identity under Personal was completed, establishing it as the umbrella brand for all its solutions and platforms. This decision simplifies the value proposition, strengthens the consistency of customer experience, and enhances commercial and operational synergies across the different business verticals.

By consolidating a strong, cross-cutting brand under the Personal umbrella, the company reinforces its positioning as an integrated digital ecosystem across its key brand verticals: Personal Mobile, Personal Fiber, Personal Smarthome, Tienda Personal, Personal Flow, Personal Tech, and Personal Pay, expanding its ability to scale high value-added solutions for all customers.

In a scenario of greater macroeconomic stability, increased investor confidence, and the reactivation of strategic sectors, the company reaffirms its commitment to developing capabilities and value-added services that drive the country’s digital economy, supporting productive growth.

With a comprehensive service offering and an active investment policy, Personal continues to expand and modernize its infrastructure, adapting to the evolution of digital demand with a focus on efficiency, quality, and technological capacity. This approach is part of a long-term vision that integrates sustainability, innovation, and digital transformation as strategic pillars.

In relation to regulatory matters concerning the Acquisition, the Company maintains institutional dialogue with regulatory authorities, while Telecom Argentina and TMA continue to operate independently in accordance with the current regulatory measure.

In line with its strategy for the sustainable development of technology and infrastructure, the company continues to expand initiatives related to energy efficiency. In March, Personal obtained the international CEEDA certification (Certified Energy Efficient Datacenter Award), which recognizes efficient energy management and sustainable operations at the Pacheco Data Center.

Digital platforms continue to expand. Personal Flow reaffirms its positioning in the entertainment business, adding services that enhance the customer experience such as Flow+, as well as national co-productions and concert streaming.

Personal Pay, for its part, is strengthening its presence within the regional fintech ecosystem. At the beginning of this fiscal year, a strategic alliance with Banco Macro was announced to promote the digitalization of financial services in the country provided by Personal Pay. This partnership will enable Personal Pay to offer its customers a unique value proposition in the market, combining the ease of use of a digital wallet with expanded access to financial products and services backed by a leading bank.

Through Personal Tech, the value proposition for the B2B segment continues to evolve, offering tailored and scalable solutions to corporate customers, with a portfolio built on technological pillars: fixed and mobile connectivity, cybersecurity, cloud solutions, and the Internet of Things (IoT).

Personal continues to strengthen its strategy of bringing the convergent store format to the mass market in various cities, providing comprehensive service for mobile services, home internet, television, and streaming in a single location, along with a space for the sale of technology products. The company is also focusing on developing the Smarthome vertical and Tienda Personal, where various products can be purchased with benefits and discounts, aiming to become the leading provider of smart home solutions and accessible technology in Latin America.

This technological and innovative approach is complemented by a long-term vision that incorporates sustainability as a cross-cutting axis, promoting energy efficiency, the circular economy, and the development of digital talent as part of the company’s ongoing commitment to responsible growth.

TELECOM ARGENTINA S.A.

In addition, the Company continues to grow through its active operations in Paraguay, Uruguay, and Chile, supporting the digital transformation of consumers and businesses across different verticals.

Through these initiatives, the Company continues to support the digital transformation of the country and the region, with investments aimed at strengthening infrastructure, driving technological innovation, and expanding its ecosystem of services in line with the evolution of the competitive environment.

Carlos Moltini
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

CORPORATE INFORMATION

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
1Q25	3,400.00	2,515.00	17.0
2Q25	3,000.00	2,110.00	13.5
3Q25	2,795.00	2,021.00	12.6
4Q25	3,875.00	2,195.00	11.2
1Q26	4,047.50	3,185.00	13.2

NYSE*

	Market quotation (US$/ADR)		Volume of ADRs
Quarter	High	Low	traded (in millions)
1Q25	14.18	10.19	12.7
2Q25	11.40	8.77	13.2
3Q25	10.56	6.52	15.8
4Q25	13.30	7.26	18.7
1Q26	13.63	10.80	17.2

* Calculated at 1 ADR = 5 shares.

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690
(C1272ACK) Autonomous city of Buenos Aires
Republic of Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
270 Park Avenue, Floor 8.
New York, NY10017 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•	INTERNET http://institucional.telecom.com.ar/inversores/

•	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
270 Park Avenue, Floor 8
New York, NY10017
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 12, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations